Registration Statement No. 333-

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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

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                             Conexant Systems, Inc.

             (Exact name of registrant as specified in its charter)


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                               4311 Jamboree Road
                      Newport Beach, California 92660-3095
   Delaware                    (949) 483-4600                   25-1799439
(State or other         (Address, including zip code,        (I.R.S. Employer
jurisdiction of          number, including area code,        Identification No.)
incorporation or         of registrant's principal
organization)                executive offices)

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                            DENNIS E. O'REILLY, ESQ.
                             Senior Vice President,
                          General Counsel and Secretary
                             Conexant Systems, Inc.
                               4311 Jamboree Road
                      Newport Beach, California 92660-3095
                                 (949) 483-4600

            (Name, address, including zip code, and telephone number,
                    including area code, of agent for service)

                                    Copy to:

                              PETER R. KOLYER, ESQ.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 408-5100

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Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

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                         Calculation of Registration Fee

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
 ========================================== ==================== ======================= ==================== ====================
                                                                                              Proposed
                                                                     Proposed maximum          maximum
   Title of each class of securities to be      Amount to be          offering price      aggregate offering        Amount of
                 registered                     registered(1)          per unit (2)            price (2)         registration fee
  ------------------------------------------ -------------------- ----------------------- -------------------- -------------------
  Common Stock, par value $1 per share
  (including the associated Preferred
  Share Purchase Rights)..............           2,593,938               $40.875             $106,027,216            $27,992
------------------------------------------- -------------------- ----------------------- -------------------- --------------------
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

(1) The shares of common stock set forth in the Calculation of Registration Fee table, and which may be offered pursuant to this registration statement, include, pursuant to Rule 416 under the Securities Act, such additional number of shares of the registrant's common stock as may become issuable as a result of any stock splits, stock dividends or similar events.

(2) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act based on the average of the high and low prices of the common stock as reported on June 1, 2000 on The Nasdaq Stock Market, Inc. National Market System.

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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                    SUBJECT TO COMPLETION, DATED JUNE 8, 2000

PROSPECTUS
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                             Conexant Systems, Inc.

                                  Common Stock

           (including the associated preferred share purchase rights)
                                 ---------------


         This prospectus relates to 2,593,938 shares of our common stock that we may issue from time to time in exchange for exchangeable shares issued by our Canadian subsidiary, Philsar Semiconductor Inc., and upon the exercise of warrants and options (other than employee stock options) to purchase shares of our common stock that previously were warrants and options to purchase Philsar common shares.

         The previous share capital of Philsar was reorganized and the exchangeable shares were issued by Philsar in connection with our acquisition of Philsar in May 2000. If you are a holder of exchangeable shares, you may exchange your exchangeable shares for shares of our common stock at any time. Upon an exchange of exchangeable shares, you will receive one share of our common stock for each exchangeable share. You also will receive a cash amount equal to any declared and unpaid dividend on the exchangeable shares if the record date for the dividend is prior to the date of exchange. On May 30, 2005 Philsar will redeem, or we will acquire, all outstanding exchangeable shares by delivering, for each outstanding exchangeable share, one share of our common stock plus a cash amount equal to any declared and unpaid dividends. Philsar also may elect to redeem, or we may acquire, all outstanding exchangeable shares before May 30, 2005 if Philsar determines that there are fewer than 150,000 exchangeable shares then outstanding that are not owned by us or our subsidiaries.

         In connection with the acquisition of Philsar, outstanding warrants to purchase in the aggregate 1,218,400 common shares of Philsar and outstanding options to purchase in the aggregate 49,614 common shares of Philsar were amended to become warrants and options to purchase our common stock, on the basis that the holders would receive on exercise of the amended warrant or option approximately 0.094 of a share of our common stock for each common share of Philsar originally subject to the warrant or option. This is the same exchange ratio applicable to the May 2000 reorganization of the outstanding share capital of Philsar. Outstanding employee stock options to purchase in the aggregate 4,327,610 common shares of Philsar were similarly amended, but the shares of our common stock issuable on exercise of these options are being registered on a separate registration statement and are not included in this prospectus.


         Our common stock is quoted on the Nasdaq National Market under the symbol "CNXT". On June 7, 2000, the last reported sale price for our common stock on the Nasdaq National Stock Market was $47 per share.

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         The securities we may offer involve a high degree of risk. Please see the "Risk Factors" beginning on page 5 of this prospectus.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

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                The date of this prospectus is       , 2000



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                                Table of Contents

                                                                                                                 Page

SUMMARY............................................................................................................3
RISK FACTORS.......................................................................................................5
USE OF PROCEEDS...................................................................................................23
PRICE RANGE OF COMMON STOCK.......................................................................................23
DIVIDEND POLICY...................................................................................................24
DESCRIPTION OF CAPITAL STOCK......................................................................................24
INCOME TAX CONSIDERATIONS REGARDING OUR COMMON STOCK AND THE EXCHANGE OF EXCHANGEABLE SHARES......................32
PLAN OF DISTRIBUTION..............................................................................................45
LEGAL MATTERS.....................................................................................................52
EXPERTS...........................................................................................................53
HOW TO OBTAIN MORE INFORMATION....................................................................................53
FORWARD-LOOKING STATEMENTS........................................................................................54

                                     SUMMARY

Conexant Systems, Inc.

         Conexant Systems, Inc. (which may be referred to as Conexant, we, us or our) is the world's largest independent company focused exclusively on providing semiconductor products for communications electronics. With more than 30 years of experience in developing communications products, we draw upon our expertise in mixed-signal processing to deliver integrated systems and semiconductor products for a broad range of communications applications. These products facilitate communications worldwide through wireline voice and data communications networks, cordless and cellular wireless telephony systems, personal imaging devices and equipment, and emerging cable and wireless broadband communications networks. We align our business into five product platforms:

-        Network Access

-        Wireless Communications

-        Digital Infotainment

-        Personal Imaging

-        Personal Computing

         Before December 31, 1998, we were a wholly-owned subsidiary of Rockwell International Corporation and, together with certain other subsidiaries and divisions of Rockwell, operated Rockwell's semiconductor systems business ("Semiconductor Systems"). On December 31, 1998, we became an independent, public company by means of a tax-free spin-off from Rockwell. Our principal offices are located at 4311 Jamboree Road, Newport Beach, California 92660-3095.

         Unless the context otherwise indicates, as used in this prospectus, all references to Conexant, we, us and our are to Semiconductor Systems for periods prior to our spin-off from Rockwell and to Conexant Systems, Inc. and its subsidiaries for periods following the spin-off.

Acquisition of Philsar Semiconductor Inc.

         On May 30, 2000, we completed the acquisition of Philsar Semiconductor Inc., a Canadian corporation dedicated to the development of semiconductor solutions for personal wireless connectivity using radio technology. Pursuant to the Reorganization Agreement dated as of April 11, 2000 (the "Reorganization Agreement") between Conexant, Philsar and certain shareholders of Philsar, the transaction involved the following steps:

- A new class of non-voting preferred shares of Philsar was created and 100 shares were issued to Conexant in exchange for ten shares of Conexant common stock.

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-                 All of the other outstanding shares of Philsar (common shares,
                  Class A Preferred Shares and Class B Preferred Shares) were changed into exchangeable shares of Philsar.

- The Philsar employee stock option plans were amended to provide that all outstanding options to acquire Philsar common shares under such plans were converted into options to acquire shares of Conexant common stock on the basis of approximately
                  0.094 of a share of our common stock for each common share of Philsar originally subject to such options.

- All outstanding warrants and other options (other than employee stock options) to purchase Philsar common shares were amended to become warrants and options to acquire shares of Conexant common stock on the basis of approximately 0.094 of a share of our common stock for each common share of Philsar originally subject to such warrants or options.

- A new class of special voting shares of Philsar that carry in the aggregate 60 million votes (equal to approximately 95 percent of the combined voting power of all of Philsar's outstanding securities) was created and all 60,000 of such special voting shares were issued to us in exchange for the 100 non-voting preferred shares of Philsar acquired by us in the first step referred to above.

- We issued to a voting trust, established for the benefit of holders of Philsar exchangeable shares, one share of Conexant Series B voting preferred stock that entitles the trustee of that voting trust (on behalf of each holder of exchangeable shares) to cast one vote at meetings of holders of our common stock for each exchangeable share not owned by us or one of our subsidiaries.

As a result of this series of transactions:

-                 Philsar has become a majority-owned subsidiary of Conexant.

- We have the right to cast approximately 95 percent of all votes which may be cast by all holders of Philsar securities and, therefore, control Philsar.

- The previous holders of Philsar common shares, Series A Preferred Shares and Series B Preferred Shares hold 90 percent of the exchangeable shares. The other exchangeable shares (representing 10 percent of the total exchangeable shares) are held in escrow as security for indemnity claims that may be made by us under the Reorganization Agreement. These escrowed exchangeable shares will be released twelve months after the closing date except to the extent that there are unresolved indemnity claims pending at that time.

- All outstanding options and warrants to purchase Philsar common shares (including employee stock options) are now options and warrants to purchase shares of Conexant common stock.

                                  RISK FACTORS

         You should carefully consider and evaluate all of the information in this prospectus, including the risk factors listed below. Any of these risks could materially and adversely affect our business, financial condition and results of operations, which in turn could materially and adversely affect the price of our common stock or other securities.

The exchange of your exchangeable shares is generally a taxable event and your tax consequences will vary depending on a number of factors.

         The exchange of Philsar exchangeable shares for shares of Conexant common stock is generally a taxable event in Canada and the United States. A summary of the material Canadian and United States federal income tax considerations generally applicable under the Income Tax Act (Canada) or the Internal Revenue Code of 1986, as amended, if you exchange your exchangeable shares for our common stock is included later in this prospectus under the section entitled "Income Tax Considerations Regarding Our Common Stock and the Exchange of Exchangeable Shares". Your tax consequences can vary depending on a number of factors, including:

-        your residency;

-        the method of exchange; and

- the length of time that the exchangeable shares were held prior to exchange.

         Canadian and United States federal income tax considerations will vary according to your particular circumstances. You should consult with your own tax advisor as to the tax consequences of exchanging your exchangeable shares for shares of our common stock.

Our common stock will be foreign property in Canada and may subject some trusts holding our common stock to tax.

         Our common stock will be foreign property in Canada for trusts governed by registered pension plans, registered retirement savings plans, registered retirement income funds and deferred profit sharing plans and for some other tax-exempt persons. Under the Income Tax Act (Canada), Part XI tax is generally imposed on these trusts where the cost amount of foreign property held by the trust or tax-exempt person exceeds the permissible foreign property limit. Part XI tax is imposed at the rate of one percent per month on the cost amount of any excess foreign property.

Our common stock is not listed on a stock exchange in Canada and will not initially be freely tradable in Canada.

         Shares of our common stock issued in exchange for exchangeable shares or upon the exercise of amended warrants and options may not be traded to residents of Canada or by shareholders who are residents of Canada until exempting orders are obtained from Canadian securities regulators. We have made application for such exempting orders. We do not intend to list our common stock on any stock exchange in Canada.

Our future success depends largely on the continued growth of our expansion platforms.

         Our recent revenue growth is principally a result of our plan, begun in 1995, to diversify our business and expand into the following selected related product platforms:

-        Network Access;

-        Wireless Communications;

-        Digital Infotainment; and

-        Personal Imaging.

         These product platforms represented 64 percent of our total revenues for the first six months of fiscal 2000, compared to 51 percent for the first six months of fiscal 1999. We believe that these platforms continue to offer higher growth prospects than our dial-up PC modem business. Our future financial performance and overall success, particularly in the long term, will depend largely on the rate of sales growth and margin contribution of our expansion platforms and whether these platforms will continue to increase their relative contribution to our financial performance.

         There are numerous risks inherent in our diversification and expansion strategy, many of which are beyond our control. In certain product lines within these expansion platforms, we currently have minimal market presence relative to other more established competitors. Moreover, continued growth of these expansion platforms depends, in part, on the ability of our customers to develop new and enhanced products and to successfully introduce and market those products to end users. We cannot assure you that we will be able to sustain the recent growth of our expansion platforms or that our diversification and expansion program will be successful. A failure of this program would have a material adverse effect on our business, financial condition and results of operations.

We must incur substantial research and development expenses.

         The semiconductor industry requires substantial investment in research and development. In order to remain competitive, we must continue to make substantial investments in research and development to develop new and enhanced products. We cannot assure you that we will have sufficient resources to develop new and enhanced technologies and competitive products.

Our failure to continue to make sufficient investments in research and development programs could have a material adverse effect on our business, financial condition and results of operations.

Our success is dependent upon our ability to timely develop new products and reduce costs.

         Our operating results will depend largely on our ability to continue to introduce new and enhanced semiconductor products on a timely basis. Successful product development and introduction depends on numerous factors, including, among others:

- our ability to anticipate customer and market requirements and changes in technology and industry standards;

-        our ability to accurately define new products;

- our ability to timely complete new products and introduce our products to the market;

- our ability to differentiate our products from offerings of our competitors; and

-        market acceptance of our products.

         Furthermore, we are required to continually evaluate expenditures for planned product development and to choose among alternative technologies based upon our expectations of future market growth. We cannot assure you that we will be able to develop and introduce new or enhanced products in a timely and cost-effective manner, that our products will satisfy customer requirements or achieve market acceptance, or that we will be able to anticipate new industry standards and technological changes. We also cannot assure you that we will be able to respond successfully to new product announcements and introductions by competitors.

         In addition, prices of established products may decline, sometimes significantly, over time. We believe that in order to remain competitive we must continue to reduce the cost of producing and delivering existing products at the same time that we develop and introduce new or enhanced products. We cannot assure you that we will be able to continue to reduce the cost of our products to remain competitive.

We must incur significant capital expenditures for manufacturing technology and equipment to remain competitive.

         The semiconductor industry is highly capital intensive. Semiconductor manufacturing requires a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit smaller, more efficient and more powerful semiconductor devices. We maintain our own manufacturing, assembly and test facilities which have required and will continue to require significant investments in manufacturing technology and equipment.

         We expect fiscal 2000 capital expenditures to be in excess of $300 million, compared to $214 million spent on capital expenditures during fiscal 1999. There can be no assurance that we will have sufficient capital resources to make necessary investments in manufacturing technology and equipment.

We face a risk that capital needed for our business will not be available when we need it.

         We believe that cash flows from operations, existing cash reserves, and available borrowings under our three-year $350 million secured revolving credit facility will be sufficient to satisfy our future research and development, capital expenditure, working capital and other financing requirements. However, we cannot assure you that this will be the case or that we will have access to alternative sources of capital on favorable terms or at all.

         In addition, we have and will continue to review on an ongoing basis strategic investments and acquisitions which will help us grow our business. These investments and acquisitions may require additional capital resources. We cannot assure you that the capital required to fund these investments and acquisitions will be available in the future.

Our operating results may be impacted by substantial quarterly and annual fluctuations and market downturns.

         These fluctuations are due to a number of factors, many of which are beyond our control. These factors include, among others:

-        the effects of competitive pricing pressures;

-        decreases in average selling prices of our products;

-        production capacity levels and fluctuations in manufacturing yields;

-        availability and cost of products from our suppliers;

-        the gain or loss of significant customers;

- our ability to develop, introduce and market new products and technologies on a timely basis;

-        new product and technology introductions by competitors;

-        changes in the mix of products produced and sold;

-        market acceptance of our products and our customers' products;

-        intellectual property disputes;

-        seasonal customer demand;

-        the timing of significant orders; and

-        the timing and extent of product development costs.

         General economic or other conditions causing a downturn in the market for semiconductor products, affecting the timing of customer orders or causing order cancellations or rescheduling of orders, could also adversely affect our operating results. Moreover, our customers may change delivery schedules or cancel or reduce orders without significant penalty and generally are not subject to minimum purchase requirements.

         The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. If our operating results fail to meet the expectations of analysts or investors, it could materially and adversely affect the price of our common stock.

We face a risk that we will be unable to integrate companies we acquire.

         In addition to the acquisition of Philsar, we have recently completed several acquisitions, including the acquisitions of Maker Communications, Inc., Microcosm Communications Limited, Applied Telecom, Inc., the wireless broadband business of Oak Technology, Inc. and Istari Design, Inc. In May 2000, we announced an agreement to acquire Sierra Imaging, Inc., a leading supplier of digital camera image-processing solutions. On an ongoing basis, we evaluate acquisitions and may make additional acquisitions in the future. Integrating acquired organizations and their products and services may be expensive, time-consuming and a strain on our resources. Risks we could face with respect to acquisitions include:

- the difficulty of integrating acquired technology into our product offerings;

- the failure successfully to integrate acquired technology, resulting in the impairment of amounts currently capitalized as intangible assets;

-        the impairment of relationships with employees and customers;

- the difficulty of coordinating and integrating geographically-dispersed operations;

- the difficulty of coordinating and integrating overall business strategies and sales and marketing and research and development efforts;

- the potential disruption of our ongoing business and distraction of management;

-        the maintenance of brand recognition of acquired businesses;

- the maintenance of corporate cultures, controls, procedures and policies; and

-        the potential unknown liabilities associated with acquired businesses.

Our inability to address any of these risks successfully could harm our business.

         We may have difficulty in integrating any future acquisitions with our current organization, technology and product and services offerings, and any acquired features, functions, products or services may not achieve market acceptance.

We may not be able to sustain our operating profitability and may incur further losses as a result of acquisition-related amortization and in-process research and development expenses.

         In September 1998, we announced a comprehensive plan to restructure our business to position us for future profitability. This plan resulted in fourth quarter fiscal 1998 special charges of approximately $147 million and included workforce reductions, facility closures and other actions. Our fiscal 1998 full-year net loss was approximately $262 million, including inventory write-offs of approximately $66 million, a charge for intellectual property matters of approximately $43 million and the fourth quarter special charges. Although we returned to profitability in fiscal 1999, for the first six months of fiscal 2000 we incurred a net loss of $132 million, due primarily to $145.9 million of in-process research and development expense arising out of our recent acquisitions. Also as a result of our recent acquisitions, we expect to record amortization expenses related to goodwill and intangible assets of approximately $200 million annually for five years. There can be no assurance that we will not incur further losses as a result of these types of write-offs, which are not uncommon in acquisitions of technology companies, as we make additional acquisitions or that we will be able to return to profitability in the near future.

Our credit facility may restrict our operating and financial flexibility.

         We entered into a three-year $350 million secured revolving credit facility in December 1998. This credit facility is guaranteed by each of our domestic subsidiaries and includes covenants that may restrict our operating and financial flexibility in the future. Substantially all of our assets and the assets of our domestic subsidiaries and the stock of our subsidiaries, subject to certain exceptions, have been pledged as collateral to secure repayment of this credit facility. The credit facility includes restrictions on capital expenditures, indebtedness, acquisitions, mergers, asset sales and liens on assets that apply to us and our subsidiaries. We also must meet certain financial tests and maintain certain financial ratios. Although we believe that we will be able to comply with these requirements, compliance with these requirements may restrict our operating and financial flexibility. We cannot assure you that we will in fact be able to satisfy all of the requirements in the credit facility. If we do not satisfy the financial ratios or comply with the other covenants included in the credit facility, the lenders under the credit facility could declare all amounts owed to them due and payable and proceed against their collateral. Such a foreclosure on the collateral would have a material adverse effect on our business, financial condition and results of operations.

We engage in litigation to protect our intellectual property rights and to defend ourselves against claims of infringement by others.

         Our business faces risks of intellectual property infringement and litigation. The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. In the past, we have found it necessary to engage in litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others, including our customers. We expect future litigation on similar grounds.

         We have received, and may continue to receive in the future, claims of infringement of intellectual property rights of others. We are a party to certain pending proceedings involving such claims. We cannot assure you that:

-        we will prevail in pending actions;

- other actions alleging infringement by us of third-party patents or invalidity of our patents will not be asserted or prosecuted against us; or

- any assertions of infringement or actions seeking to establish the invalidity of our patents will not materially and adversely affect our business, financial condition and results of operations.

         Even if we are successful in such matters, the attempted enforcement of intellectual property rights by or against us could result in significant costs and diversion of our resources. It could also have a material adverse effect on our business, financial condition and results of operations. If claims or actions are asserted or commenced against us, in certain situations we may seek to obtain licenses under a third party's intellectual property rights to avert or resolve a controversy. We cannot assure you that under such circumstances a license would be available on commercially reasonable terms, if at all.

We may not be successful in protecting our intellectual property rights.

         We rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our proprietary technologies and processes. In addition, we often incorporate the intellectual property of our customers into our designs, and have certain obligations with respect to the non-use and non-disclosure of their intellectual property. We cannot assure you that:

- the steps we take to prevent misappropriation or infringement of our intellectual property or the intellectual property of our customers will be successful;

- any existing or future patents will not be challenged, invalidated or circumvented; or

- any of the measures described above would provide meaningful protection.

Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, develop similar technology independently or design around our patents. If any of our patents fails to protect our technology it would make it easier for our competitors to offer similar products. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain countries.

Our intellectual property indemnification practice may adversely impact our business.

         We have historically indemnified our customers for certain costs and damages of patent infringement in circumstances where our product is the factor creating the customer's infringement exposure. This practice generally excludes coverage in circumstances where infringement arises out of the combination of our products with products of others. This indemnification practice could have a material adverse effect on our business, financial condition and results of operations, particularly in situations where our products are designed for use in devices manufactured by our customers that comply with international standards. These international standards are often covered by patent rights held by our competitors or our customers. The combined costs of obtaining licenses from all holders of patent rights essential to such standards could be high and could have a material adverse effect on our business, financial condition and results of operations.

We operate in the highly cyclical semiconductor industry.

         The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand.

         The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles (of both semiconductor companies' and their customers' products) and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices.

         We have, in the recent past, experienced these conditions in our dial-up PC modem chipset business and may experience such downturns in this and other product platforms in the future. For example, in fiscal 1998, average selling prices for our Personal Computing products fell by approximately 50 percent, the annual growth rate for such products fell to approximately 20 percent and in the fourth quarter, we made a provision for excess and obsolete inventories of approximately $66 million due to lower than anticipated demand, price declines and obsolescence of certain products. Any future downturns of this nature could have a material adverse effect on our business, financial condition and results of operations. From time to time the semiconductor industry also has experienced periods of increased demand and production capacity constraints. We may experience substantial changes in future operating results due to general semiconductor industry conditions, general economic conditions and other factors.

We are subject to intense competition and could lose business to our competitors.

         The semiconductor industry in general and the markets in which we compete in particular are intensely competitive. We compete worldwide with a number of United States and international semiconductor manufacturers that are both larger and smaller than us in terms of resources and market share. We currently face significant competition in our markets and expect that intense price and product competition will continue. This competition has resulted and is expected to continue to result in declining average selling prices for our products. We also anticipate that additional competitors will enter our markets as a result of growth opportunities in communications electronics, the trend toward global expansion by foreign and domestic competitors, technological and public policy changes and relatively low barriers to entry in certain markets of the industry.

         We currently enjoy substantial market share in our V.90 and facsimile modem chipset product lines. However, as we continue our diversification strategy and develop our expansion platforms, we are and will be competing in certain new markets in which we have lesser market shares and existing competitors have dominant market positions. Moreover, as with many companies in the semiconductor industry, customers for certain of our products offer other products that compete with similar products offered by us.

         We believe that the principal competitive factors for integrated circuit ("IC") providers to our addressed markets are:

-        product performance;

-        level of integration;

-        quality;

-        compliance with industry standards;

-        price;

-        time-to-market;

-        system cost;

-        design and engineering capabilities;

-        new product innovation; and

-        customer support.

The specific bases on which we compete vary by product platform.

         Many of our current and potential competitors have certain advantages, including:

-        longer operating histories and presence in key markets;

-        greater name recognition;

-        access to larger customer bases; and

- significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we have.

         As a result, such competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the development, promotion and sale of their products than Conexant.

         Current and potential competitors also have established or may establish financial or strategic relationships among themselves or with our existing or potential customers, resellers or other third parties. These relationships may affect customers' purchasing decisions. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. We cannot assure you that we will be able to compete successfully against current and potential competitors. We also cannot assure you that competition will not have a material adverse effect on our business, financial condition and results of operations.

         Many of our competitors have combined with each other and consolidated their businesses, including the consolidation of competitors with our customers. This is attributable to a number of factors, including the high-growth nature of the communications electronic industry and the time-to-market pressures on suppliers to decrease the time required for product conception, research and development, sampling and production launch before a product reaches the market. This consolidation trend is expected to continue, since investments, alliances and acquisitions may enable semiconductor suppliers, including Conexant and our competitors, to augment technical capabilities or to achieve faster time-to-market for their products than would be possible solely through internal development.

         Consolidations by industry participants, including in some cases, acquisitions of certain of our customers by our competitors, are creating entities with increased market share, customer base, technology and marketing expertise in markets in which we compete. These developments may significantly and adversely affect our current markets, the markets we are seeking to serve and our ability to compete successfully in those markets.

We may not be able to keep abreast of the rapid technological changes in our markets.

         The demand for our products can change quickly and in ways we may not anticipate because our markets generally exhibit the following characteristics:

-        rapid technological developments;

-        evolving industry standards;

-        changes in customer requirements;

-        frequent new product introductions and enhancements; and

- short product life cycles with declining prices over the life cycle of the product.

         Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology, particularly due to the introduction of new technology that represents a substantial advance over current technology. Such an event could have a material adverse effect on our business, financial condition and results of operations. For example, increased market demand for sub-$1,000 PCs is causing PC OEMs to require less expensive modem devices, such as software modems, which require fewer semiconductor components than our traditional modem chipsets. As a result, these devices may render obsolete the traditional hardware upgrade path for our modem products. Currently accepted industry standards are also subject to change, which may contribute to the obsolescence of our products.

Our manufacturing process is extremely complex and specialized.

         Our manufacturing operations are complex and subject to disruption due to causes beyond our control. The fabrication of integrated circuits is an extremely complex and precise process consisting of hundreds of separate steps. It requires production in a highly controlled, clean environment. Minute impurities, errors in any step of the fabrication process, defects in the masks used to print circuits on a wafer or a number of other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer not to function.

         Our operating results are highly dependent upon our ability to produce large volumes of integrated circuits at acceptable manufacturing yields. Our operations may be affected by lengthy or recurring disruptions of operations at any of our production facilities or those of our subcontractors. These disruptions may include labor strikes, work stoppages, fire, earthquake, flooding or other natural disasters. These disruptions could cause significant delays in shipments until we could shift the products from an affected facility or subcontractor to another facility or subcontractor.

         In the event of these types of delays, we cannot assure you that the required alternate capacity, particularly wafer production capacity, would be available on a timely basis or at all. Even if alternate wafer production capacity is available, we may not be able to obtain it on favorable terms, which would result in a loss of customers. Any inability to obtain sufficient manufacturing capacities to meet demand, either at our own facilities or through foundry or similar arrangements with others, could have a material adverse effect on our business, financial condition and results of operations. Certain of our manufacturing facilities are located near major earthquake fault lines, including our California and Mexico facilities. We maintain only minimal earthquake insurance coverage on these facilities.

         Due to the highly specialized nature of the gallium arsenide semiconductor manufacturing process, in the event of a disruption at our Newbury Park, California wafer fabrication facility, alternate gallium arsenide production capacity would not be readily available from third party sources. Although we recently entered into a multi-year agreement with a foundry that guarantees us access to additional gallium arsenide wafer production capacity beginning in the fourth quarter of calendar year 2000, a disruption of operations at our Newbury Park wafer fabrication facility or the interruption in the supply of epitaxial wafers used in our gallium arsenide process could have a material adverse effect on our business, financial condition and results of operations, particularly with respect to our Wireless Communications products.

         Our ability to sustain our revenue growth is also dependent on our ability to secure adequate additional manufacturing capacity, including wafer production capacity. We have recently entered into agreements with outside foundries to secure additional wafer manufacturing capacity, including additional gallium arsenide wafer production capacity. In addition, we continue to explore wafer manufacturing alternatives, which may include increased use of outside foundries, entering into new or expanded business relationships with respect to wafer manufacturing or other actions related to our wafer manufacturing facilities. We cannot assure you that we will be successful in securing adequate additional manufacturing capacity, and our inability to do so could result in delays in customer shipments.

We may not be able to achieve manufacturing yields to maintain our profitability.

         Minor deviations in the manufacturing process can cause substantial manufacturing yield loss, and in some cases, cause production to be suspended. Manufacturing yields for new products initially tend to be lower as we complete product development and commence volume manufacturing, and will typically increase as we ramp to full production. Our forward product pricing includes this assumption of improving manufacturing yields and, as a result, material variances between projected and actual manufacturing yields have a direct effect on our gross margin and profitability. The difficulty of forecasting manufacturing yields accurately and maintaining cost competitiveness through improving manufacturing yields will continue to be magnified by the ever increasing process complexity of manufacturing integrated circuit products. Our manufacturing operations also face pressures arising from the compression of product life cycles which requires us to bring new products on line faster and for shorter periods while maintaining acceptable manufacturing yields and quality without, in many cases, reaching the longer-term, high volume manufacturing conducive to higher manufacturing yields and declining costs.

We are dependent upon third parties for the supply of raw materials and components.

         We believe we have adequate sources for the supply of raw materials and components for our manufacturing needs with suppliers located around the world. Although we currently purchase wafers used in the production of our CMOS products from one major supplier, such wafers are available from several other suppliers. We are currently dependent on two suppliers for epitaxial wafers used in the gallium arsenide semiconductor manufacturing processes at our Newbury Park, California facility and we are in the process of arranging another supplier for epitaxial wafers. The number of qualified alternative suppliers for wafers is limited and the process of qualifying a new wafer supplier could require a substantial leadtime. Although we historically have not experienced any significant difficulties in obtaining an adequate supply of raw materials and components necessary for our manufacturing operations, the loss of a significant supplier or the inability of a supplier to meet performance and quality specifications or delivery schedules could have a material adverse effect on our business, financial condition and results of operations.

Uncertainties involving the ordering and shipment of our products could adversely affect our business.

         Our sales are typically made pursuant to individual purchase orders and we generally do not have long-term supply arrangements with our customers. Our customers may cancel orders until 30 days prior to the shipping date. In addition, we sell a portion of our products through distributors who have certain rights to return unsold products to us. Moreover, semiconductor companies, including Conexant, routinely manufacture or purchase inventory based on estimates of customer demand for their products, which is difficult to predict. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to the failure of anticipated orders to materialize could result in our holding excess or obsolete inventory which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the risks of doing business internationally.

         For the six months ended March 31, 2000, approximately 69 percent of our total sales were to customers located outside the United States, primarily in the Asia-Pacific and European countries. In addition, we have facilities and suppliers located outside the United States, including our assembly and test facility in Mexicali, Mexico and third-party foundries located in the Asia-Pacific region. Our international sales and operations are subject to a number of risks inherent in selling and operating abroad. These include, but are not limited to, risks regarding:

-        currency exchange rate fluctuations;

-        local economic and political conditions;

-        disruptions of capital and trading markets;

- restrictive governmental actions (such as restrictions on transfer of funds and trade protection measures, including export duties and quotas and customs duties and tariffs);

-        changes in legal or regulatory requirements;

-        import or export licensing requirements;

-        limitations on the repatriation of funds;

-        difficulty in obtaining distribution and support;

-        nationalization;

- the laws and policies of the United States affecting trade, foreign investment and loans;

-        tax laws; and

- limitations on our ability under local laws to protect our intellectual property.

         Because most of our international sales, other than sales to Japan (which are denominated principally in Japanese yen), are currently denominated in U.S. dollars, our products could become less competitive in international markets if the value of the U.S. dollar increases relative to foreign currencies.

         Moreover, we may be competitively disadvantaged relative to our competitors located outside the United States who may benefit from a devaluation of their local currency. We cannot assure you that the factors described above will not have a material adverse effect on our ability to increase or maintain our foreign sales or on our business, financial condition and results of operations.

         Our past operating performance has been impacted by adverse economic conditions in the Asia-Pacific region, which have increased the uncertainty with respect to the long-term viability of certain of our customers and suppliers in the region. Sales to customers in Japan and other countries in the Asia-Pacific region, principally Taiwan, South Korea and Hong Kong, represented approximately 58 percent of total revenues in the first six months of fiscal 2000.

         We enter into foreign currency forward exchange contracts, principally for the Japanese yen, to minimize risk of loss from currency exchange rate fluctuations for foreign currency commitments entered into in the ordinary course of business. We have not experienced nor do we anticipate any material adverse effect on our results of operations or financial condition related to these foreign currency forward exchange contracts. We have not entered into foreign currency forward exchange contracts for other purposes and our financial condition and results of operations could be affected (negatively or positively) by currency fluctuations.

Our success depends on our ability to effect suitable investments, alliances or acquisitions.

         Although we invest significant resources in research and development activities, the complexity and rapidity of technological changes make it impractical for us to pursue development of all technological solutions on our own. As part of our goal to provide advanced semiconductor product systems, we have and will continue to review on an ongoing basis investment, alliance and acquisition prospects that would complement our existing product offerings, augment our market coverage or enhance our technological capabilities. However, we cannot assure you that we will be able to identify and consummate suitable investment, alliance or acquisition transactions in the future.

         Moreover, if we consummate such transactions, they could result in:

-        the diversion of management resources;

-        dilutive issuances of equity securities;

-        large one-time write-offs;

-        the incurrence of debt and contingent liabilities;

-        amortization expenses related to goodwill and other intangible assets;
         and

-        other acquisition related costs.

         Any of these events could materially adversely affect our business, financial condition and results of operations and the price of our common stock. For example, as a result of our acquisitions in early fiscal 2000, we recorded a charge of $145.9 million for purchased in-process research and development and we expect to record amortization expense related to goodwill and intangible assets of approximately $200 million annually for five years.

         The ultimate success of any such investments, alliances or acquisitions in achieving the purposes for which they are undertaken will depend on our ability to integrate successfully any acquired business and to retain key personnel, as well as a variety of other factors.

Our success could be negatively affected if key personnel leave.

         Our future success depends largely upon the continued service of our executive officers and other key management and technical personnel. Our success also depends on our ability to continue to attract, retain and motivate qualified personnel. We are dependent on key technical personnel. They represent a significant asset, as the source of our technological and product innovations. The competition for such personnel is intense in the semiconductor industry. We cannot assure you that we will be able to continue to attract and retain qualified management and other personnel necessary for the design, development, manufacture and sale of our products.

         We may have difficulty attracting and retaining key personnel during periods of poor operating performance. The loss of the services of one or more of our key employees or our inability to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations. In particular, the loss of the services of Dwight W. Decker, our Chairman and Chief Executive Officer, or certain key design and technical personnel could materially and adversely affect us.

Our management team may be subject to a variety of demands for its attention.

         Our management currently faces a variety of challenges. These include implementing our ongoing diversification and expansion strategy and continuing to expand the infrastructure and systems necessary for us to operate as an independent public company and to integrate our recent acquisitions. While we believe that we have sufficient management resources to execute each of these initiatives, we cannot assure you that we will have these resources or that our initiatives will be successfully implemented. Failure to implement these initiatives successfully could have a material adverse effect on our business, financial condition and results of operations.

We may be liable for penalties under environmental laws, rules and regulations, which could negatively affect our success.

         We use a variety of chemicals in our manufacturing operations and are subject to a wide range of environmental protection regulations in the United States, Mexico and Canada. While we have not experienced any material adverse effect on our operations as a result of such regulations, we cannot assure you that current or future regulations would not have a material adverse effect on our business, financial condition and results of operations.

         In the United States, environmental regulations often require parties to fund remedial action regardless of fault. Consequently, it is often difficult to estimate the future impact of environmental matters, including potential liabilities. We cannot assure you that the amount of expense and capital expenditures that might be required to complete remedial actions and to continue to comply with applicable environmental laws will not have a material adverse effect on our business, financial condition and results of operations.

         We have been designated as a potentially responsible party at one Superfund site located at a former silicon wafer manufacturing facility and steel fabrication plant in Parker Ford, Pennsylvania formerly occupied by Semiconductor Systems. The site was also formerly occupied by Recticon Corporation and Allied Steel Products Corporation, each of whom has been named as a potentially responsible party and each of whom is insolvent. We have accrued approximately $4 million at March 31, 2000 for the cost of groundwater remediation, including installation of a public water supply line and groundwater pump and treatment system, as well as routine groundwater sampling. In addition, we are engaged in two other remediations of groundwater contamination at our Newport Beach and Newbury Park, California facilities for which we have accrued approximately $3 million for the costs of remediation at March 31, 2000. Pursuant to our agreement with Rockwell, we have assumed liabilities in respect of environmental matters related to current and former operations of Conexant.

We have a limited history as an independent company.

         We have a limited operating history as an independent company. Accordingly, the financial information incorporated into this prospectus for periods prior to January 1, 1999 may not necessarily reflect the results of the operations, financial position and cash flows we would have achieved if we had operated independently during the periods presented. We cannot assure you that we will be profitable on an ongoing basis as a stand-alone company. Prior to the spin-off, we relied on Rockwell for cash investments and various financial and administrative services.

The value of our common stock may be adversely affected by market volatility.

         The trading price of our common stock fluctuates significantly. Since our common stock began trading publicly, the reported sale price of our common stock on the Nasdaq National Market has been as high as $132-1/2 and as low as $6-27/32 per share. This price may be influenced by many factors, including:

-        our performance and prospects;

-        the depth and liquidity of the market for our common stock;

-        investor perception of Conexant and the industry in which it operates;

-        changes in earnings estimates or buy/sell recommendations by analysts;

-        general financial and other market conditions; and

-        domestic and international economic conditions.

         In addition, public stock markets have experienced, and are currently experiencing, extreme price and trading volume volatility, particularly in high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

Certain provisions in our organizational documents and rights agreement and Delaware law may make it difficult for someone to acquire control of Conexant.

         We have established certain anti-takeover measures that may affect our common stock and convertible notes. Our restated certificate of incorporation, our by-laws, our rights agreement with ChaseMellon Shareholder Services, L.L.C., as rights agent, dated as of November 30, 1998, as amended, and the Delaware General Corporation Law contain several provisions that would make more difficult an acquisition of control of Conexant in a transaction not approved by our board of directors. Our restated certificate of incorporation and by-laws include provisions such as:

- the ability of our board of directors to issue shares of our preferred stock in one or more series without further authorization of our shareowners;

- a fair price provision, as described under "Description of Capital Stock -- Certain Provisions of Our Restated Certificate of Incorporation and By-Laws";

- a prohibition on shareowner action by written consent, as described under "Description of Capital Stock -- Certain Provisions of Our Restated Certificate of Incorporation and By-Laws";

- a requirement that shareowners provide advance notice of any shareowner nominations of directors or any proposal of new business to be considered at any meeting of shareowners;

- a requirement that a supermajority vote be obtained to remove a director for cause or to amend or repeal certain provisions of our restated certificate of incorporation or by-laws;

- elimination of the right of shareowners to call a special meeting of shareowners; and

- the division of our board of directors into three classes to be elected on a staggered basis, one class each year.

         We also have a rights agreement which gives our shareowners certain rights that would substantially increase the cost of acquiring us in a transaction not approved by our board of directors.

         In addition to the rights agreement and the provisions in our restated certificate of incorporation and by-laws, Section 203 of the Delaware General Corporation Law provides that, subject to certain exceptions, a corporation shall not engage in any business combination with any interested shareowner during the three-year period following the time that such shareowner becomes an interested shareowner. The restrictions of Section 203 of the Delaware General Corporation Law, in certain circumstances, make it more difficult for a person who would be an interested shareowner to effect various business combinations with a corporation during this three-year period. The provisions of Section 203 of the Delaware General Corporation Law provide that the shareowner approval requirement may be avoided if a majority of the directors then in office approved either the business combination or the transaction that resulted in the shareowner becoming an interested shareowner.

We may be responsible for certain federal income tax liabilities that relate to our spin-off from Rockwell.

         In connection with our spin-off from Rockwell, the Internal Revenue Service issued a tax ruling to Rockwell stating that the spin-off would qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended. While the tax ruling generally is binding on the Internal Revenue Service, the continuing validity of the tax ruling is subject to certain factual representations and assumptions. We are not aware of any facts or circumstances that would cause such representations and assumptions to be untrue.

         The Tax Allocation Agreement dated as of December 31, 1998 between Conexant and Rockwell provides that we will be responsible for any taxes imposed on Rockwell, Conexant or Rockwell shareowners as a result of either:

- the failure of the spin-off from Rockwell to qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code or

- the subsequent disqualification of the spin-off from Rockwell as a tax-free transaction to Rockwell under Section 361(c)(2) of the Internal Revenue Code,

if the failure or disqualification is attributable to certain post-spin-off actions by or in respect of Conexant (including our subsidiaries) or our shareowners, such as our acquisition by a third party at a time and in a manner that would cause such failure or disqualification.

         The Tax Allocation Agreement also provides, among other things, that neither Rockwell nor Conexant is to take any action inconsistent with, nor fail to take any action required by, the request for the tax ruling or the tax ruling unless:

-        required to do so by law;

-        the other party has given its prior written consent; or

- in certain circumstances, a supplemental ruling permitting such action is obtained.

Rockwell and Conexant have indemnified each other for any tax liability resulting from each entity's failure to comply with these provisions.

         In addition, we effected certain tax-free intragroup spin-offs as a result of Rockwell's spin-off of Meritor Automotive, Inc. on September 30, 1997. The Tax Allocation Agreement provides that we will be responsible for any taxes imposed on Rockwell, Conexant or Rockwell shareowners in respect of those intragroup spin-offs if such taxes are attributable to certain actions taken after the spin-off from Rockwell by or in respect of Conexant (including our subsidiaries) or our shareowners, such as our acquisition by a third party at a time and in a manner that would cause the taxes to be incurred.

         If we were required to pay any of the taxes described above, such payment would have a material adverse effect on our financial position, results of operations and cash flow.

                                 USE OF PROCEEDS

         We will receive no cash proceeds from holders of exchangeable shares for the issuance of shares of our common stock. We will receive nominal cash amounts equal to the exercise price payable on exercise of the warrants or options for our common stock which we will use for general corporate purposes.

                           PRICE RANGE OF COMMON STOCK

         Our common stock began trading on the Nasdaq National Market under the symbol "CNXT" on January 4, 1999. The following table lists the high and low per share sale prices for our common stock as reported by the Nasdaq National Market for the periods indicated. These per share sale prices reflect the 2-for-1 stock split effected in the form of a stock dividend on October 29, 1999.


                                                                           High                      Low
                                                                           ----                      ---
Fiscal year ending September 30, 1999:

  Second quarter.............................................      $       13   27/32         $       6   27/32
  Third quarter..............................................      $       31   15/16         $      13    3/16
  Fourth quarter.............................................      $       41   17/32         $      27     5/8

Fiscal year ending September 30, 2000:

  First quarter..............................................      $       76    3/16         $      30     7/8
  Second quarter.............................................      $      132     1/2         $      53
  Third quarter (through June 7, 2000).......................      $       79                 $      31     1/4

         On June 7, 2000 the last sale price of our common stock as reported on the Nasdaq National Market was $47 per share. As of May 26, 2000 there were approximately 51,000 holders of record of our common stock.

                                 DIVIDEND POLICY

         We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. In addition, our existing bank credit facility limits our ability to declare and pay dividends.

                          DESCRIPTION OF CAPITAL STOCK

         The following description of our capital stock includes a summary of certain provisions of our restated certificate of incorporation and our by-laws. This description is subject to the detailed provisions of, and is qualified by reference to, our restated certificate of incorporation, as amended, and our by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

         We are authorized to issue (1) 1,000,000,000 shares of common stock, of which approximately 217,500,000 shares of common stock were outstanding as of May 26, 2000, and (2) 25,000,000 shares of preferred stock, without par value, of which our board of directors has designated (a) 1,500,000 shares as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of our preferred share purchase rights and (2) one share as Series B Voting Preferred Stock issued in connection with the Philsar acquisition. For a more detailed discussion of our preferred share purchase rights and how they relate to our common stock, see "Conexant Rights Plan". The authorized shares of common stock and preferred stock will be available for issuance without further action by our shareowners, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our shareowners is not so required, our board of directors may determine not to seek shareowner approval.

         Certain of the provisions described under this section entitled "Description of Capital Stock" could have the effect of discouraging transactions that might lead to a change of control of Conexant.

         Our restated certificate of incorporation and by-laws:

- establish a classified board of directors, whereby our directors are elected for staggered terms in office so that only one-third of our directors stand for election in any one year;

- require shareowners to provide advance notice of any shareowner nominations of directors or any proposal of new business to be considered at any meeting of shareowners;

- require a supermajority vote to remove a director or to amend or repeal certain provisions of our restated certificate of incorporation or by-laws; and

-        preclude shareowners from calling a special meeting of shareowners.

Common Stock

         Holders of common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available therefor. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or set aside. In addition, pursuant to the Support Agreement dated as of May 30, 2000 between Conexant and Philsar, dividends may not be declared and paid on the common stock unless Philsar has, or is provided with, funds to pay a like dividend on the exchangeable shares. In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock. See "Dividend Policy".

         Each holder of common stock will be entitled to one vote for each such share outstanding in such holder's name. No holder of common stock will be entitled to cumulate votes in voting for directors. Our certificate provides that, unless otherwise determined by our board of directors, no holder of common stock will have any right to purchase or subscribe for any stock of any class which we may issue or sell.

         ChaseMellon Shareholder Services, L.L.C. is the transfer agent and registrar for our common stock.

Preferred Stock

         Our restated certificate of incorporation permits us to issue up to 25,000,000 shares of our preferred stock in one or more series and with rights and preferences that may be fixed or designated by our board of directors without any further action by our shareowners. Our board of directors has designated (1) 1,500,000 shares of our preferred stock as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of our preferred share purchase rights and (2) one share of our preferred stock as Series B Voting Preferred Stock issued in connection with the Philsar acquisition. The powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock of any other series will be fixed by the certificate of designation relating to such series, which will specify the terms of the preferred stock, including:

- the maximum number of shares in the series and the distinctive designation;

-        the terms on which dividends, if any, will be paid;

-        the terms on which the shares may be redeemed, if at all;

- the terms of any retirement or sinking fund for the purchase or redemption of the shares of the series;

-        the liquidation preference, if any;

- the terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or classes of capital stock;

- the restrictions on the issuance of shares of the same series or any other class or series; and

-        the voting rights, if any, on the shares of the series.

         Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

  Series A Junior Participating Preferred Stock

         For a description of the Series A Junior Participating Preferred Stock, see "-- Conexant Rights Plan".

  Series B Voting Preferred Stock

         Under the Voting and Exchange Trust Agreement entered into in connection with the Philsar acquisition, Conexant issued one share of Series B Voting Preferred Stock to CIBC Mellon Trust Company, as trustee of the voting trust established thereunder, which is holding the share in trust for the benefit of the holders of the exchangeable shares. The Series B preferred stock entitles the trustee to vote at meetings of the holders of our common stock. For each exchangeable share that is not held by us or one of our subsidiaries on the record date for any meeting of holders of our common stock, the trustee will have one vote for each such exchangeable share at such meeting, which will be exercised only to the extent that the trustee receives voting instructions from the registered holders of exchangeable shares. The trustee is entitled to notice of any stockholder's meeting in accordance with our by-laws.

         The trustee, as the holder of the Series B preferred stock, is entitled to receive such dividends and distributions in equal amounts per exchangeable share, payable in cash or otherwise, as may be declared per share of Conexant's common stock by Conexant's board of directors from time to time out of assets or funds of Conexant legally available therefor to the holder of record as it appears on the stock books on such record dates as are fixed by the board of directors out of funds at the time legally available for the payment of dividends. Such dividends will not be cumulative.

         In the event of a liquidation, dissolution or winding up of Conexant, whether voluntary or involuntary, the holder of Series B preferred stock is entitled to receive out of the assets of Conexant, whether such assets are capital or surplus of any nature, an amount equal to the sum of (1) the dividends declared but not paid thereon to the date of the final distribution to such holder, and (2) $100 per share, and no more, before any payment shall be made or any assets distributed to the holders of shares of our common stock or any other class or series of Conexant's capital stock ranking junior as to liquidation rights to the Series B preferred stock.

         The Series B preferred stock is not convertible into or exchangeable for any other class or series of capital stock, or any other securities, of Conexant or any other corporation.

         The Series B preferred stock is not subject to redemption by Conexant until such time as there are no exchangeable shares outstanding which are not owned by Conexant or any of its direct or indirect subsidiaries. Thereafter, the share of Series B preferred stock may be redeemed at any time by Conexant, out of funds legally available for a stock redemption, for cash, at a price equal to the sum of $1.00 plus any declared and unpaid dividends, upon giving 30 days' written notice to the holder of record of the Series B preferred stock at the address of such holder set forth in the stock books of Conexant. No sinking fund has been provided for the purchase or redemption of Series B preferred stock.

          At such time as (1) the Series B preferred stock is no longer entitled to vote at a meeting of holders of our common stock because there are no exchangeable shares outstanding which are not owned by Conexant or any of its direct or indirect subsidiaries, and (2) there is no share of stock, warrant, option or other agreement, obligation or commitment of Philsar which by its terms could require Philsar to issue any exchangeable shares to any person other than Conexant or any of its direct or indirect subsidiaries, then the share of Series B preferred stock will be retired and canceled promptly thereafter. Such share will upon its cancellation, and upon the taking of any action required by applicable law, become an authorized but unissued preferred share and may be reissued as part of a new series of preferred shares to be created by resolution or resolutions of our board of directors, subject to the conditions and restrictions on issuance set forth in our certificate of incorporation.

          The Series B preferred stock ranks pari passu with our common stock as to payment of dividends and prior to our common stock and our Series A junior preferred stock as to distribution of assets upon liquidation to the extent provided above.

Certain Provisions in Our Restated Certificate of Incorporation and By-Laws

         Our certificate and by-laws contain various provisions intended to (1) promote the stability of our shareowner base and (2) render more difficult certain unsolicited or hostile attempts to take us over which could disrupt us, divert the attention of our directors, officers and employees and adversely affect the independence and integrity of our business.

         Pursuant to our certificate, the number of directors is fixed by our board of directors. Other than directors elected by the holders of any series of preferred stock or any other series or class of stock except common stock, our directors are divided into three classes, each class to consist as nearly as possible of one-third of the directors. Directors elected by shareowners at an annual meeting of shareowners will be elected by a plurality of all votes cast. Currently, the terms of office of the three classes of directors expire, respectively, at our annual meetings in 2001, 2002 and 2003. The term of the successors of each such class of directors expires three years from the year of election.

         Our restated certificate of incorporation contains a fair price provision pursuant to which a Business Combination (as defined in our restated certificate of incorporation) between us or one of our subsidiaries and an Interested Shareowner (as defined in our restated certificate of incorporation) requires approval by the affirmative vote of the holders of not less than 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, unless the Business Combination is approved by at least two-thirds of the Continuing Directors (as defined in our restated certificate of incorporation) or certain fair price criteria and procedural requirements specified in the fair price provision are met. If either the requisite approval of our board of directors or the fair price criteria and procedural requirements were met, the Business Combination would be subject to the voting requirements otherwise applicable under the Delaware General Corporation Law, which for most types of Business Combinations currently would be the affirmative vote of the holders of a majority of all of our outstanding shares of stock entitled to vote thereon. Any amendment or repeal of the fair price provision, or the adoption of provisions inconsistent therewith, must be approved by the affirmative vote of the holders of not less than 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, unless such amendment, repeal or adoption were approved by at least two-thirds of the Continuing Directors, in which case the provisions of the Delaware General Corporation Law would require the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote thereon.

         Our restated certificate of incorporation and by-laws provide that a special meeting of shareowners may be called only by a resolution adopted by a majority of the entire board of directors. Shareowners are not permitted to call, or to require that the board of directors call, a special meeting of shareowners. Moreover, the business permitted to be conducted at any special meeting of shareowners is limited to the business brought before the meeting pursuant to the notice of the meeting given by us. In addition, our certificate provides that any action taken by our shareowners must be effected at an annual or special meeting of shareowners and may not be taken by written consent in lieu of a meeting. Our by-laws establish an advance notice procedure for shareowners to nominate candidates for election as directors or to bring other business before meetings of our shareowners.

         Our restated certificate of incorporation provides that the affirmative vote of at least 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, would be required to:

- amend or repeal the provisions of our certificate with respect to (a) the election of directors, (b) the right to call a special shareowners' meeting or (c) the right to act by written consent;

-        adopt any provision inconsistent with such provisions; or

- amend or repeal the provisions of our restated certificate of incorporation with respect to amendments to our restated certificate of incorporation or by-laws.

In addition, our restated certificate of incorporation provides that our board of directors may make, alter, amend and repeal our by-laws and that the amendment or repeal by shareowners of any of our by-laws would require the affirmative vote of at least 80 percent of the voting power described above, voting together as a single class.

Conexant Rights Plan

         Each outstanding share of common stock also evidences one preferred share purchase right. Each preferred share purchase right entitles the registered holder to purchase from us one two-hundredth of a share of Series A Junior Participating Preferred Stock, at $300, subject to adjustment. The description and terms of the preferred share purchase rights are set forth in the rights agreement dated as of November 30, 1998, as amended as of December 9, 1999.

         Until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20 percent or more of the outstanding common stock or (2) 10 business days, or such later date as may be determined by our board of directors prior to such time as any person or group becomes an Acquiring Person, following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20 percent or more of the outstanding common stock, preferred share purchase rights will be attached to common stock and will be owned by the registered owners of common stock.

         The rights agreement provides that, until the preferred share purchase rights are no longer attached to the common stock, or until the earlier redemption or expiration of the preferred share purchase rights:

- the preferred share purchase rights will be transferred with and only with common stock;

- certificates representing common stock and statements in respect of shares of common stock registered in book-entry or uncertificated form will contain a notation incorporating the terms of the preferred share purchase rights by reference; and

- the transfer of any shares of common stock will also constitute the transfer of the associated preferred share purchase rights.

As soon as practicable following the date the preferred share purchase rights are no longer attached to the common stock (the "Distribution Date"), separate certificates evidencing preferred share purchase rights will be mailed to holders of record of common stock as of the close of business on the date the preferred share purchase rights are no longer attached to the common stock and the separate certificates alone will evidence preferred share purchase rights.

         In addition, the rights agreement provides that in connection with the issuance or sale of our common stock following the Distribution Date and prior to the earlier of (1) the date the preferred share purchase rights are redeemed and (2) the date the preferred share purchase rights expire, (a) we will, with respect to common stock issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement in existence prior to the Distribution Date, or upon the exercise, conversion or exchange of securities, notes or debentures (pursuant to the terms thereof) issued by us and in existence prior to the Distribution Date, and (b) we may, in any other case, if deemed necessary or appropriate by the board of directors, issue certificates representing the appropriate number of preferred share purchase rights in connection with such issuance or sale. We will not be obligated to issue any of these certificates if, and to the extent that, we are advised by counsel that the issuance of those certificates would create a significant risk of material adverse tax consequences to us or the person to whom such certificate would be issued or would create a significant risk that the stock options or employee plans or arrangements would fail to qualify for otherwise available special tax treatment. In addition, no certificate will be issued if, and to the extent that, appropriate adjustments otherwise have been made in lieu of the issuance thereof.

         Preferred share purchase rights will not be exercisable until the Distribution Date. Preferred share purchase rights will expire on December 31, 2008, unless this expiration date is extended or unless preferred share purchase rights are earlier redeemed by us, in each case, as described below.

         The purchase price payable, and the number of shares of Series A junior preferred stock or other securities or property issuable, upon exercise of the preferred share purchase rights will be subject to adjustment from time to time to prevent dilution upon the occurrence of the following events:

- in the event of a stock dividend on, or a subdivision, combination or reclassification of, Series A junior preferred stock;

- upon the grant to holders of shares of Series A junior preferred stock of certain rights or warrants to subscribe for or purchase shares of Series A junior preferred stock at a price, or securities convertible into shares of Series A junior preferred stock with a conversion price, less than the then current market price of the shares of Series A junior preferred stock; or

- upon the distribution to holders of shares of Series A junior preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in shares of Series A junior preferred stock) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding preferred share purchase rights and the number of one two-hundredths of a share of Series A junior preferred stock issuable upon exercise of each preferred share purchase right will also be subject to adjustment in the event of a stock split of common stock or a stock dividend on common stock payable in common stock or subdivisions, consolidations or combinations of common stock occurring, in any such case, prior to the date the preferred share purchase rights are no longer attached to the common stock.

         We cannot redeem shares of Series A junior preferred stock purchasable upon exercise of preferred share purchase rights. Each share of Series A junior preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock whenever such dividend is declared. In the event of liquidation, the holders of Series A junior preferred stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of Series A junior preferred stock will have 100 votes, voting together with common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A junior preferred stock will be entitled to receive 100 times the amount received per share of common stock. These rights will be protected by customary antidilution provisions.

         Because of the nature of the Series A junior preferred stock's dividend, liquidation and voting rights, the value of each one-hundredth interest in a share of Series A junior preferred stock purchasable upon exercise of each preferred share purchase right should approximate the value of one share of common stock.

         In the event that, at any time after a person has become an Acquiring Person, we are acquired in a merger or other business combination transaction or 50 percent or more of our consolidated assets or earning power is sold, proper provision will be made so that each holder of a preferred share purchase right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of a preferred share purchase right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of a preferred share purchase right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a preferred share purchase right, other than preferred share purchase rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise, in lieu of shares of Series A junior preferred stock, that number of shares of common stock having a market value of two times the exercise price of a preferred share purchase right.

         At any time after any person or group of affiliated or associated persons becomes an Acquiring Person, and prior to the acquisition by such person or group of 50 percent or more of the outstanding shares of common stock, our board of directors may exchange preferred share purchase rights (other than preferred share purchase rights owned by such person or group, which will have become void after such person became an Acquiring Person) for common stock or Series A junior preferred stock, in whole or in part, at an exchange ratio of one share of common stock, or two hundredths of a share of Series A junior preferred stock (or of a share of another series of preferred stock having equivalent rights, preferences and privileges), per preferred share purchase right (subject to adjustment).

         With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least one percent. No fractional shares of Series A junior preferred stock will be issued, other than fractions which are integral multiples of one two-hundredth of a share of Series A junior preferred stock, which may, at our election, be evidenced by depository receipts. Instead, an adjustment in cash will be made based on the market price of Series A junior preferred stock on the last trading day prior to the date of exercise.

         At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20 percent or more of the outstanding shares of common stock, our board of directors may redeem preferred share purchase rights in whole, but not in part, at a price of $.01 per preferred share purchase right. The redemption of preferred share purchase rights may be made effective at such time, on such basis and with such conditions as our board of directors may determine, in its sole discretion. Immediately upon any redemption of preferred share purchase rights, the right to exercise preferred share purchase rights will terminate and the only right of the holders of preferred share purchase rights will be to receive the redemption price.


         The terms of preferred share purchase rights may be amended by our board of directors without the consent of the holders of preferred share purchase rights, including an amendment to decrease the threshold at which a person becomes an Acquiring Person from 20 percent to not less than 10 percent, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of preferred share purchase rights.

         Until a preferred share purchase right is exercised, the holder thereof, as such, will have no rights as a shareowner of Conexant, including, without limitation, the right to vote or to receive dividends.

         The foregoing summary of the material terms of preferred share purchase rights is qualified by reference to the rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

          INCOME TAX CONSIDERATIONS REGARDING OUR COMMON STOCK AND THE
                        EXCHANGE OF EXCHANGEABLE SHARES

Canadian Federal Income Tax Considerations

         We have been advised by McCarthy Tetrault, counsel for Conexant, that summarized below are the principal consequences under the Income Tax Act (Canada) (the "Canadian Tax Act") generally applicable to (i) certain holders of exchangeable shares of Philsar in respect of the exchange of exchangeable shares for our common stock, (ii) certain holders of warrants or options to purchase shares of our common stock (other than Philsar options acquired by employees by virtue of their employment) which were amended in connection with our acquisition of Philsar in respect of the exercise of such warrants to purchase our common stock ("amended warrants") and options to purchase our common stock ("amended options") and (iii) such holders of exchangeable shares, amended warrants or amended options in respect of the acquisition, holding and disposition of our common stock. The summary does not discuss the income tax consequences in respect of the acquisition or holding of exchangeable shares, amended warrants or amended options. This summary also does not consider the income tax consequences that could arise by virtue of the special rules contained in the Canadian Tax Act applicable to employees who acquire shares of, or options for, the capital stock of their employer by virtue of their employment. Further, the summary does not apply to certain "financial institutions" that are subject to the "mark-to-market" rules contained in the Canadian Tax Act (as those terms are defined in the Canadian Tax Act).

         This summary is based on the current provisions of the Canadian Tax Act and the regulations thereunder (the "Canadian Tax Regulations") in force as of the date hereof, the current published administrative policies of the Canada Customs and Revenue Agency (the "Revenue Agency") and all specific proposals (the "Tax Proposals") to amend the Canadian Tax Act and the Canadian Tax Regulations publicly announced by the Minister of Finance of Canada prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, and does not take into account provincial, territorial or foreign tax considerations which may differ significantly from those discussed herein. With respect to the Tax Proposals, no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

         This summary is of general nature only and not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of exchangeable shares, amended warrants or amended options. Accordingly, such holders, and particularly those to whom this summary is not applicable, should consult with their own tax advisors for advice with respect to the tax consequences to them having regard to their own particular circumstances.

Holders Resident in Canada

         For purposes of this summary, Canadian Holders are holders of exchangeable shares, amended warrants or amended options who, for purposes of the Canadian Tax Act and at all relevant times, are resident or deemed to be resident in Canada, hold their exchangeable shares, amended warrants or amended options, and will hold any of our common stock, as capital property and deal at arm's length with Philsar and Conexant. This part of the summary is applicable only to Canadian Holders.

         Canadian Holders should consult with their own tax advisors as to whether they will hold their exchangeable shares, amended warrants or amended options and Conexant common stock as capital property for purposes of the Canadian Tax Act. Securities will generally be considered to be capital property to a Canadian Holder unless the Canadian Holder holds the securities in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or the Canadian Holder acquired the securities in a venture in the nature of trade. Certain Canadian Holders whose shares might not otherwise be considered to be capital property may be entitled to have their shares deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Canadian Tax Act.

         The Canadian federal income tax consequences to a Canadian Holder who disposes of exchangeable shares are quite different depending on whether the event giving rise to the disposition is (i) a redemption by Philsar of exchangeable shares (including pursuant to an exchangeable shareholders' retraction right) or (ii) an acquisition by us (or a Canadian subsidiary of ours through which exchanges may be effected ("Conexant Sub")) of exchangeable shares, although in each such case the disposition is a taxable transaction for the Canadian Holder. A Canadian Holder who exercises the right to require redemption of an exchangeable share cannot control whether the exchangeable share will be acquired by us or Conexant Sub under the overriding call rights or redeemed by Philsar; however, the Canadian Holder will be notified if the overriding call rights will not be exercised in which case the Canadian Holder may cancel the exercise of the retraction right and retain the exchangeable share.

     Acquisition by Conexant or Conexant Sub of Exchangeable Shares

         Where an exchangeable share of a Canadian Holder is acquired by us or Conexant Sub for a share of our common stock, in general the Canadian Holder will realize a capital gain (or a capital loss) equal to the amount by which the Canadian Holder's proceeds of disposition in respect of the disposition of the exchangeable share exceed (or are exceeded by) the total of (i) the adjusted cost base of the exchangeable share to the Canadian Holder, and (ii) any reasonable costs of disposition. The proceeds of disposition in respect of the disposition of the exchangeable share will be equal to the fair market value of the share of our common stock at the time of the exchange plus the amount of all declared but unpaid dividends, if any, on the exchangeable share. The acquisition of an exchangeable share of a Canadian Holder by us or Conexant Sub should not result in a deemed dividend to the Canadian Holder.

         A Canadian Holder must include in income two-thirds of the amount of any capital gain as a "taxable capital gain" for the taxation year in which a disposition of exchangeable shares occurs and generally will be entitled to deduct two-thirds of any capital loss as an "allowable capital loss" against taxable capital gains realized in such taxation year or in any of the three preceding taxation years or in any subsequent taxation year to the extent and under the circumstances described in the Canadian Tax Act. The Tax Proposals contain transitional rules which may increase the proportion of a capital loss that will be recognized as an allowable capital loss to be applied against taxable capital gains in taxation years that include February 27, 2000 or end before such date.

         A Canadian Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" may be liable to pay, in addition to the tax otherwise payable under the Canadian Tax Act, a refundable tax of 6-2/3% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains.

         Capital gains realized by individuals and trusts, other than certain specified trusts, may be subject to alternative minimum tax. The Canadian Tax Act provides that the tax payable by individuals and such trusts is the greater of the tax otherwise determined and an alternative minimum tax. For purposes of computing the alternative minimum tax, a portion of all capital gains is added back to the individual's or the trust's income as otherwise determined.

         In the case of a Canadian Holder that is a corporation, partnership or trust, the amount of any capital loss otherwise determined may be reduced by the amount of dividends previously received to the extent and under the circumstances described in the Canadian Tax Act.

     Redemption by Philsar of Exchangeable Shares

         Where an exchangeable share of a Canadian Holder is redeemed by Philsar for a share of our common stock, in general the Canadian Holder may be deemed to receive a dividend as well as realize a capital gain (or a capital loss). The deemed dividend is equal to the amount, if any, by which the redemption proceeds exceed the paid-up capital (for purposes of the Canadian Tax Act) at the time of the redemption of the exchangeable share. For this purpose, the redemption proceeds of an exchangeable share will be equal to the fair market value of a share of our common stock at the time of the redemption plus the amount of all declared but unpaid dividends, if any, on the exchangeable share. In the case of a Canadian Holder that is a corporation, in some circumstances the amount of such deemed dividend may be treated as proceeds of disposition and not as a dividend.

         The capital loss (or a capital gain) is generally equal to the amount by which the total of (i) the adjusted cost base to the Canadian Holder of the exchangeable share; and (ii) any reasonable costs of disposition exceeds (or is exceeded by) the redemption proceeds less the amount of the deemed dividend described above.

         The deemed dividend is subject to different tax rules depending on whether the Canadian Holder is an individual or a corporation. A Canadian Holder who is an individual will be required to include a dividend deemed to be received on a redemption of exchangeable shares in computing the Canadian Holder's income, subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

         A Canadian Holder that is a corporation will be required to include a dividend deemed to be received on a redemption of exchangeable shares in computing the corporation's income and, such dividend will normally be deductible in computing the corporation's taxable income, subject to the following special rules and limitations:

-        A "specified financial institution" (as defined in the Canadian Tax
         Act) will generally be able to deduct such dividend only to the extent that the Canadian Holder did not acquire the exchangeable shares in the ordinary course of its business;

- No such deduction is permitted if Conexant or any person with whom Conexant does not deal at arm's length is a specified financial institution when such dividend is deemed to be paid;

- A corporate Canadian Holder that is a "private corporation" (as defined in the Canadian Tax Act) or resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Canadian Tax Act to pay a refundable tax of 33-1/3% on such deemed dividends to the extent that such dividends are deductible in computing the Canadian Holder's taxable income;

- A corporate Canadian Holder that is throughout the relevant year a "Canadian-controlled private corporation" may be liable to pay, in addition to the tax otherwise payable under the Canadian Tax Act, a refundable tax of 6-2/3% determined by reference to its aggregate investment income for the year, which is defined to include any non-deductible dividends; and

- Such dividends may be subject to the 10% tax under Part IV.1 of the Canadian Tax Act applicable to certain corporations that receive dividends on certain "taxable preferred shares" (as defined in the Canadian Tax Act).

         The Canadian federal income tax treatment of capital gains or losses realized on a redemption by Philsar of an exchangeable share is the same as described above under "Acquisition by Conexant or Conexant Sub of Exchangeable Shares".

     Exercise of Warrants or Options

         A Canadian Holder will not realize a gain or loss upon the exercise of an amended warrant or an amended option. The cost of the shares of our common stock acquired upon the exercise will equal the adjusted cost base of such amended warrant or amended option plus the exercise price for the amended warrant or amended option.

     Acquisition, Holding and Disposition of Conexant Common Stock

         The cost of a share of our common stock to a Canadian Holder received on the redemption or acquisition of an exchangeable share will be equal to the fair market value of the share of our common stock at the time of such redemption or acquisition.

         Dividends on our common stock received by a Canadian Holder will be required to be included in computing a Canadian Holder's income for the purposes of the Canadian Tax Act. Such dividends received by a Canadian Holder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Canadian Tax Act. A Canadian Holder that is a corporation will generally not be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian Holder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6-2/3% of such dividends. United States non-resident withholding tax on such dividends will be eligible for foreign tax credit or deduction treatment where applicable under the Canadian Tax Act.

         A disposition or deemed disposition of shares of our common stock by a Canadian Holder will generally result in a capital gain (or a capital loss) equal to the amount by which the Canadian Holder's proceeds of disposition in respect of the disposition of the shares exceed (or are exceeded by) the total of (i) the adjusted cost base of the shares to such Canadian Holder, and (ii) any reasonable costs of disposition. See the description of the Canadian federal income tax treatment of capital gains and losses under "Acquisition by Conexant or Conexant Sub of Exchangeable Shares" above.

     Foreign Property Information Reporting

         A Canadian Holder of our common stock who is a "specified Canadian entity" (as defined in the Canadian Tax Act) and whose aggregate cost amount at any time in a year or fiscal period of all of the Canadian Holder's "specified foreign property" (which includes our common stock) exceeds Canadian $100,000 will be required to file an information return in respect of such shares disclosing the Canadian Holder's cost amount, any dividends received in the year and any gains or losses realized in the year in respect of such shares.

     Foreign Property Held by Deferred Income Plans

         Shares of our common stock will be foreign property under the Canadian Tax Act and, therefore, should not be held by trusts governed by registered pension plans, registered retirement savings plans, registered income funds, deferred profit sharing plans and certain other tax-exempt persons if it would cause such entities to exceed the permissible foreign property limit. Exceeding the foreign property limit set out in the Canadian Tax Act will cause such trusts and other tax-exempt persons to be liable for tax under Part XI of the Canadian Tax Act. Part XI tax is imposed at the rate of 1% per month of the cost amount of any excess foreign property.

Holders Not Resident in Canada

         For purposes of this summary, Non-Resident Holders are holders of exchangeable shares, amended warrants or amended options who, for purposes of the Canadian Tax Act and at all relevant times, are not resident or deemed to be resident in Canada, deal at arm's length with Philsar and Conexant, hold their exchangeable shares, amended warrants or amended options and will hold any of our common stock as capital property, will not use or hold (and will not be deemed to use or hold) such securities in carrying on a business in Canada and to whom such securities are not "taxable Canadian property". This part of the summary is applicable only to Non-Resident Holders.

         Generally, shares of our common stock, amended warrants and amended options will not constitute taxable Canadian property to a holder at the time of disposition or exercise if:

- the shares of our common stock are listed on a prescribed stock exchange (which currently includes the Nasdaq National Market),

- the holder does not use or hold, and is not deemed to use or hold, the securities in connection with carrying on a business in Canada and

- none of the holder, persons with whom the holder does not deal at arm's length or the holder and such persons together has owned (or had under option), at any time during the immediately preceding five year period, 25% or more of the issued shares of any class or series of the capital stock of Conexant.

Shares of our common stock, amended warrants and amended options can be deemed to be "taxable Canadian property" in certain circumstances set out in the Canadian Tax Act.

     Redemption or Acquisition of Exchangeable Shares

         In general, on a redemption or acquisition of exchangeable shares for our common stock, a Non-Resident Holder will be subject to the same deemed dividend and capital gains (or capital loss) consequences described under "Holders Resident in Canada" above.

         Subject to the provisions of an applicable income tax treaty that may exempt the Non-Resident Holder from Canadian federal income tax on certain capital gains, a Non-Resident Holder must include in income for purposes of the Canadian Tax Act two-thirds of capital gains realized on a redemption or acquisition of exchangeable shares. Under the Canada-United States Income Tax Convention, any capital gain realized on a disposition of an exchangeable share will generally be exempt from Canadian federal income tax to a Non-Resident Holder who is resident in the United States for purposes of the treaty provided that, at the time of the disposition, the value of the exchangeable share is not derived principally from real property situated in Canada.

         If the exchangeable shares are "treaty-protected property" as defined in the Canadian Tax Act, a taxable capital gain or allowable capital loss resulting from a disposition of such shares will not be included or deducted in computing the Non-Resident Holder's income for purposes of the Canadian Tax Act. Shares owned by a Non-Resident Holder generally will be treaty-protected property if the gain from a disposition of such property would, because of an applicable income tax treaty, be exempt from tax under the Canadian Tax Act.

         The amount of a dividend deemed to be received by a Non-Resident Holder on a redemption by Philsar of exchangeable shares will be subject to non-resident withholding tax under the Canadian Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty. Under the Canada-United States Income Tax Convention, the rate is generally reduced to 15% in respect of dividends paid to a person who is the beneficial owner of the dividends and who is resident in the United States for purposes of the treaty. No dividend will be deemed to be received if the disposition takes the form of the acquisition by Conexant or Conexant Sub of the exchangeable shares.

         Regardless of whether the exchangeable shares are "treaty-protected property", the notification and withholding provisions of section 116 of the Canadian Tax Act will apply on a redemption or acquisition of exchangeable shares owned by a holder that is not resident in Canada for purposes of the Canadian Tax Act. Conexant or Philsar will withhold the taxes required to be withheld by them. Generally, the tax required to be withheld is 33-1/3% of the proceeds of disposition in respect of the exchangeable shares, although the withholding requirement may be reduced or eliminated by providing to Conexant or Philsar prior to the disposition a certificate from the Revenue Agency pursuant to section 116. Unless the amount of tax required to be withheld has been delivered by the holder to Conexant or Philsar, as the case may be, prior to the redemption or acquisition of exchangeable shares, such tax will be withheld with respect to any holder with a non-resident address by arranging for the sale of shares of our common stock on behalf of the holder as soon as practicable after the disposition of the exchangeable shares. Conexant or Philsar will remit the proceeds of such sale to the Revenue Agency to the extent of the withholding taxes payable and the balance, if any, will be paid to the holder.

     Exercise of Warrants or Options

         A Non-Resident Holder will not realize a capital gain or loss upon the exercise of an amended warrant or an amended option.

     Disposition of Conexant Common Stock

         A Non-Resident Holder will generally not be subject to tax under the Canadian Tax Act on any capital gain realized on the disposition by the Non-Resident Holder of our common stock.

United States Federal Tax Considerations

         We have been advised by Chadbourne & Parke LLP, counsel to Conexant, that the following discussion sets forth the material U.S. federal income tax considerations applicable to United States Holders (as defined below) arising from the exchange of exchangeable shares for our common stock and the exercise of the outstanding amended warrants and amended options and the material U.S. federal income, estate and withholding tax considerations applicable to non-United States Holders (as defined below) arising from the exchange of exchangeable shares for our common stock, the exercise of the outstanding amended warrants and amended options and the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto.

         For purposes of this summary, a United States Holder is a beneficial owner of exchangeable shares, the amended warrants or amended options or our common stock who is (a) a citizen or resident of the United States, (b) a corporation created or organized in or under the laws of the United States, or of any political subdivision thereof, or (c) an estate or trust the income of which is subject to U.S. federal income tax regardless of its source. A non-United States Holder is generally a beneficial owner of exchangeable shares, the amended warrants or amended options or our common stock who is an individual, corporation, estate or trust and who is not a United States Holder.

         This summary is for general information and applies only to United States Holders and non-United States Holders that hold exchangeable shares, the amended warrants or amended options or our common stock as capital assets. It does not address all aspects of U.S. federal taxation that may be applicable to a particular holder in light of such holder's particular circumstances. In addition, this discussion does not address the U.S. federal tax consequences to holders subject to special provisions of U.S. federal tax law, such as holders who acquired their exchangeable shares or our common stock through the exercise of employee stock options or otherwise as compensation for services, tax-exempt organizations, financial institutions, insurance companies, broker-dealers, persons holding exchangeable shares or our common stock through a partnership or other entity that is treated as a "pass-through entity" for U.S. federal income tax purposes, persons having a "functional currency" other than the United States dollar, persons holding exchangeable shares, the amended warrants or amended options or our common stock as part of a straddle, wash sale, hedging or conversion transaction and holders of exchangeable shares or our common stock that own (directly, indirectly or by attribution) 10% or more of the outstanding exchangeable shares or our common stock, as applicable.

         This summary is based on current provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), the current and proposed Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof as of the date hereof, all of which are subject to change, possibly on a retroactive basis. No statutory, judicial or administrative authority exists that directly addresses certain of the U.S. federal tax consequences of the ownership of instruments comparable to the exchangeable shares. Consequently, some aspects of the U.S. federal tax treatment of the exchange of exchangeable shares for shares of our common stock are not certain. No advance ruling has been or will be sought or obtained from the United States Internal Revenue Service (the "IRS") regarding the tax consequences of the transactions described herein.

         Holders are urged to consult their tax advisors with respect to the United States federal, state and local and foreign income and estate tax consequences of the ownership of the exchangeable shares, the ownership of the amended warrants or amended options and the receipt and ownership of our common stock.

United States Holders

     Exchange of Exchangeable Shares

         A United States Holder that exercises such holder's right to exchange its exchangeable shares for shares of our common stock generally, subject to the discussion below, should recognize taxable gain or loss on such exchange, assuming such exchange does not constitute a tax-free reorganization.

         Such taxable gain or loss should be equal to the difference between (i) the fair market value of the shares of our common stock exchanged for exchangeable shares at the time of the exchange and (ii) the United States Holder's adjusted tax basis in the exchangeable shares surrendered. The taxable gain or loss generally will be capital gain or loss, except that, with respect to any declared but unpaid dividends on the exchangeable shares, ordinary income may be recognized The taxable gain or loss should be treated as long-term capital gain or loss if the exchangeable shares were held for more than one year, and should be treated as short-term capital gain or loss in all other cases Although the matter is not free from doubt, the holding period of the exchangeable shares should include the holding period of the Philsar shares exchanged therefor, but it is possible that the IRS could take a contrary position which, if contested, might be sustained in court. Taxable gain or loss will be determined separately for each block of exchangeable shares exchanged by a United States Holder.

         Under the present provisions of the Code, long-term capital gains of individuals are generally taxable at a maximum rate of 20% and short-term capital gains of individuals are generally taxable at the graduated rates applicable to ordinary income. There are limitations on the deductibility of capital losses.

         The receipt of cash in lieu of any fractional shares of our common stock will generate taxable gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash so received and the United States Holder's adjusted tax basis in the exchangeable shares exchanged therefor. Such taxable gain or loss will be treated as long-term capital gain or loss if the United States Holder held the exchangeable shares for more than one year as of the date of disposition, and will be treated as short-term capital gain or loss in all other cases.

         A United States Holder generally, subject to the discussion below, will have a tax basis in the shares of our common stock received equal to the fair market value of such shares at the time of the exchange. The holding period for such shares of common stock generally, subject to the discussion below, will begin on the day after the exchange.

         It is also possible that the exchange of exchangeable shares for shares of our common stock could be treated as a tax-free exchange if the exchangeable shares were treated as shares of our common stock for U.S. federal income tax purposes. Given the lack of authority on the treatment of shares having features and attendant rights similar to the exchangeable shares, it is uncertain whether the exchangeable shares will be treated as shares of our common stock for this purpose. Even if the exchangeable shares are not treated as shares of our common stock, an exchange of exchangeable shares for our common stock that otherwise would be taxable may be characterized as a tax-free exchange depending upon facts and circumstances existing at the time of the exchange, which cannot be accurately predicted as of the date hereof.

         If the exchange of exchangeable shares for our common stock properly qualifies as a tax-free exchange, a United States Holder would not recognize taxable gain or loss at the time of the exchange. The United States Holder's tax basis in the shares of our common stock received would be equal to such holder's tax basis in the exchangeable shares exchanged therefor. The holding period of the shares of our common stock received by such United States Holder would include the holding period of the exchangeable shares exchanged therefor.

         For U.S. federal income tax purposes, taxable gain realized on the exchange of exchangeable shares for shares of our common stock generally will be treated as United States source gain. Any Canadian tax imposed on the exchange may be available as a credit against U.S. federal income taxes, subject to applicable limitations. A United States Holder that is ineligible for a foreign tax credit with respect to any Canadian tax paid may be entitled to a deduction therefor in computing United States taxable income.

     Exercise of Warrants or Options

         A United States Holder that exercises amended warrants or amended options to purchase shares of our common stock will generally not be taxable on such exercise. Such United States Holder's tax basis in the shares of our common stock should be equal to such United States Holder's tax basis in the amended warrants or amended options (which should be equal to the fair market value of the amended warrants or amended options on the date the warrants or options to purchase Philsar common shares become warrants or options to purchase our common shares or, if acquired by the United States Holder subsequent to such date, the cost to the United States Holder of the amended warrants or amended options) plus the exercise price for the amended warrants or amended options. The holding period for such shares of our common stock will begin on the day after the amended warrants or amended options are exercised.

     Passive Foreign Investment Company Considerations

         U.S. persons owning shares of a "passive foreign investment company" ("PFIC") are subject to a special United States federal income tax regime with respect to certain distributions received from a PFIC and with respect to gain on the sale or other disposition of the shares of a PFIC.

         Philsar may be classified as a PFIC if, with respect to a taxable year
(1) at least 75% of its gross income is passive income or (2) at least 50% of the average value (or, at the election of Philsar, the adjusted tax basis) of its assets produce passive income or are held for the production of passive income. For purposes of applying the foregoing tests, if Philsar owns (directly or indirectly) at least 25% (by value) of the stock of another corporation, Philsar is treated as if it had directly received its proportionate share of the gross income of the other corporation and as if it directly owned its proportionate share of the assets of such other corporation.

         Passive income generally includes dividends, interest, certain rents, certain royalties, annuities, net gains from the sale or exchange of property that produces any of the foregoing types of income (including, but not limited to, shares of a corporation and partnership interests) or that produce no income, net gains from certain commodity transactions and net gains from certain foreign currency transactions. The IRS takes the position that cash and cash equivalents, including the working capital of an operating business, are passive assets.

         There can be no assurance with respect to the classification of Philsar as a PFIC. Currently, we and Philsar intend to endeavor to cause Philsar to avoid PFIC status in the future, although there can be no assurance that we will be able to do so or that our intent will not change. For each year, either we or Philsar will endeavor to notify United States Holders of exchangeable shares if we believe that Philsar was a PFIC for that taxable year.

         If Philsar were to be classified as a PFIC, the consequences to a United States Holder will depend in part on whether the United States Holder has made a "mark-to-market election" or a "QEF election" with respect to Philsar. If Philsar is a PFIC during a United States Holder's holding period and the United States Holder does not make a mark-to market election or a QEF election, then the United States Holder generally will be required to pay a special U.S. tax, in lieu of the U.S. tax that would otherwise apply, if such United States Holder
(1) realizes a gain upon the sale or exchange of exchangeable shares or (2) receives an "excess distribution" from Philsar on the exchangeable shares. If a United States Holder makes a mark-to-market election or a QEF election, such holder generally will be required to include amounts in income, based upon Philsar's income or the value of the exchangeable shares, even if Philsar does not make actual distributions to holders of exchangeable shares.

         The foregoing summary of the possible application of the PFIC rules to Philsar and the United States Holders of exchangeable shares is only a summary of certain material aspects of those rules. Because the U.S. federal income tax consequences to United States Holders under the PFIC provisions are significant and complex, United States Holders are urged to discuss those consequences with their tax advisors.

Non-United States Holders

     Exchange of Exchangeable Shares or Disposition of Conexant Stock

         Subject to the discussion below, a non-United States Holder generally will not be subject to U.S. federal income tax on gain (if any) recognized on the exchange of the exchangeable shares for our common stock or on the sale or exchange of shares of our common stock, unless (a) such gain is effectively connected with a trade or business of the non-United States Holder in the United States, and where a tax treaty applies, is attributable to a permanent establishment maintained by the non-United States Holder in the United States,
(b) in the case of a non-United States Holder who is an individual and who holds the exchangeable shares or our common stock, as the case may be, as a capital asset, such holder is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are satisfied, or (c) the non-United States Holder is subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates.

         An individual non-United States Holder who falls under clause (a) or
(c) above will, unless an applicable treaty provides otherwise, be taxed on his or her net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-United States Holder who falls under clause
(b) above will be subject to a flat 30% tax on the gain derived from the exchange or sale, which may be offset by certain United States source capital losses (notwithstanding the fact that he or she is not considered a resident of the United States).

         A non-United States Holder that is a foreign corporation falling under clause (a) above will be taxed on its gain under regular graduated U.S. federal income tax rates and may be subject to an additional branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

     Exercise of Warrants or Options

         A non-United States Holder that exercises amended warrants or amended options to purchase shares of our common stock will not be taxable on such exercise. Such non-United States Holder's tax basis and holding period for U.S. federal income tax purposes will be determined in the same manner as discussed above for United States Holders.

     Dividends

         In the event that dividends are paid on shares of our common stock, dividends paid to a non-United States Holder of our common stock will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, if (i) dividends are effectively connected with the conduct of a trade or business by the non-United States Holder within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the non-United States Holder and (ii) an IRS Form 4224, W-8ECI or successor form is filed with the payer, the dividends are not subject to withholding tax, but instead are subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

         Dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, Treasury Regulations that are generally effective for payments made after December 31, 2000 (the "Final Withholding Tax Regulations"), provide that a non-United States Holder must comply with certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures), directly or through an intermediary to obtain the benefits of a reduced rate under an income tax treaty. In addition, the Final Withholding Tax Regulations will require a non-United States Holder who provides an IRS Form 4224, W-8ECI or successor form also to provide its U.S. taxpayer identification number.

         A non-United States Holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

     Information Reporting and Backup Withholding

         Under Treasury regulations, we must report annually to the IRS and to each non-United States Holder the amounts of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to tax authorities in the country where the non-United States Holder resides under the provisions of an applicable income tax treaty.

         A backup withholding tax is imposed at the rate of 31% on certain payments to persons that fail to furnish certain identifying information to the payer. Backup withholding generally will not apply to dividends paid to a non-United States Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). However, in the case of dividends paid after December 31, 2000, the Final Withholding Tax Regulations provide that a non-United States Holder generally will be subject to withholding tax at a 31% rate unless certain certification procedures (or in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary. Backup withholding and information reporting generally will also apply to dividends paid on our common stock at addresses inside the United States to non-United States Holders that fail to provide certain identifying information in the manner required. The Final Withholding Tax Regulations provide certain presumptions unless we receive certification from the holder of the non-United States Holder's non-U.S. status.

         Payment of the proceeds of the sale or other disposition of the exchangeable shares or our common stock by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless the beneficial owner provides the payer with its name and address and certifies under penalties of perjury that it is a non-United States Holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale or other disposition of exchangeable shares or our common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States (or, in addition, for periods after December 31, 2000, a foreign partnership in certain circumstances), such payments will be subject to information reporting but not backup withholding, unless (i) such broker has documentary evidence in its records that the beneficial owner is a non-United States Holder and certain other conditions are met or (ii) the beneficial owner otherwise establishes an exemption.

         Any amount withheld under the backup withholding rules generally will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

     Federal Estate Tax

         Our common stock (or a previously triggered obligation of Conexant or any of its subsidiaries to deliver shares of our common stock along with unpaid dividends) held by an individual non-United States Holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes regardless of such holder's residence, unless an applicable estate tax treaty provides otherwise.

                              PLAN OF DISTRIBUTION

General

         If you hold exchangeable shares, you may receive shares of our common stock in exchange for your exchangeable shares as follows:

- you may elect to exchange your exchangeable shares for shares of our common stock at any time, by requesting that Philsar "retract" (or redeem) your exchangeable shares;

- you may elect, at any time, to require Conexant to purchase all or part of your exchangeable shares

- Philsar will automatically redeem all exchangeable shares that are outstanding on May 30, 2005, and may elect to redeem the exchangeable shares at an earlier date if it determines that there are less than 150,000 exchangeable shares outstanding that are not owned by us or our subsidiaries, by delivering shares of our common stock to you; or

- upon a liquidation, dissolution or winding up of Philsar or Conexant, your exchangeable shares will be exchanged for shares of our common stock.

Upon exchange of your exchangeable shares, you will receive, for each exchangeable share you hold, one share of our common stock and a cash amount equal to any declared and unpaid dividends on the exchangeable share.

         If you hold amended warrants or amended options that have become exercisable for our common stock, you may receive on any exercise of those warrants or options (and payment of the applicable exercise price) shares of our common stock, rather than exchangeable shares or common shares of Philsar.

         We have not engaged any broker, dealer or underwriter in connection with this offering of our common stock.

Exchangeable Shares

         The following is a summary of the material rights, privileges, restrictions and conditions relating to the issuance of our common stock in exchange for your exchangeable shares. The specific provisions governing the exchangeable shares are set forth in the provisions attaching to the exchangeable shares contained in Philsar's articles of incorporation, as amended, the Support Agreement and the Voting and Exchange Trust Agreement, which are included as exhibits to the registration statement of which this prospectus is a part. You should read the provisions attaching to the exchangeable shares contained in Philsar's articles of incorporation, as amended, the Support Agreement and the Voting and Exchange Trust Agreement for a more complete understanding of the exchangeable shares.

Election by Holders of Exchangeable Shares to Exchange Their Shares

         As a holder of exchangeable shares, you have the right at any time to require Philsar to "retract" (or redeem) any or all of the exchangeable shares you hold. In order to effect such redemption, you must present and surrender the following:

- a certificate or certificates representing the number of exchangeable shares to be redeemed;

- such documents and instruments as may be required from time to time to effect a transfer of exchangeable shares under the Canada Business Corporations Act and the by-laws of Philsar;

- a duly authorized statement: (1) specifying that you desire to have all or any number of your exchangeable shares represented by such certificate or certificates redeemed by Philsar; (2) stating the business day on which you desire to have Philsar redeem your shares,
         (3) acknowledging the overriding right of Conexant to purchase directly from you all of the exchangeable shares that you wish to redeem; and

- such additional documents and instruments as Philsar may reasonably require.

         Philsar must promptly notify us upon receipt of a redemption request. We have an overriding call right to purchase directly from you the exchangeable shares specified in the redemption request. If we elect to exercise this right, then Philsar will not redeem your exchangeable shares, but, instead, we will purchase your exchangeable shares. In that event, we will deliver to you one share of our common stock for each exchangeable share purchased, plus a cash amount equal to any declared and unpaid dividends on each exchangeable share provided that the record date of the dividend is prior to the date of purchase.

         The redemption date shall be deemed to be the tenth business day after the date on which the redemption request is received by Philsar, unless another date, not to exceed fifteen business days after the date on which the redemption request is received by Philsar, is requested. We will notify Philsar no later than five business days after Philsar's receipt of your redemption request if we elect to exercise our call right. Philsar will notify you if we have decided not to exercise this right. If we do not elect to exercise our call right, then Philsar will redeem your exchangeable shares on the redemption date. In that event, Philsar will deliver to you one share of our common stock for each exchangeable share redeemed, plus a cash amount equal to any declared and unpaid dividends on each exchangeable share provided that the record date of the dividend is prior to the date of exchange.

         If, as a result of solvency requirements or applicable law, Philsar is not permitted to redeem all of the exchangeable shares you requested, then Philsar will redeem only those exchangeable shares (rounded down to a whole number of shares) as would not violate applicable law. You will be deemed to have requested us to purchase the remaining exchangeable shares not redeemed by Philsar. In that event, you will receive one share of our common stock for each share purchased by us, plus a cash amount equal to any declared and unpaid dividends on each exchangeable share provided that the record date of the dividend is prior to the date of our purchase.

         You may revoke your redemption request at any time prior to the close of business on the business day immediately preceding the purchase or redemption date. If you revoke your redemption request, your exchangeable shares will not be purchased by us or redeemed by Philsar.

Exchange Put Right by Holders of Exchangeable Shares

         As a holder of exchangeable shares, you have the irrevocable right at any time to require us to purchase all or any part of your shares. In order to exercise this right, you must provide notice in writing to Philsar and deliver the following:

- a certificate or certificates representing the number of exchangeable shares to be purchased;

- such documents and instruments as may be required from time to effect a transfer of exchangeable shares under the Canada Business Corporations Act and the by-laws of Philsar; and

- such additional documents and instruments as Philsar may reasonably require.

         Upon receipt of this documentation (and appropriate certificates or other assurances in respect of the payment of any applicable taxes), we will deliver to you one share of our common stock for each exchangeable share you ask us to purchase, plus a cash amount for any dividends that have been declared but not paid prior to this acquisition. If only a part of your exchangeable shares are sold pursuant to this put right, a new certificate for the balance of your exchangeable shares will be issued to you at the expense of Philsar within ten business days.

Redemption of Exchangeable Shares by Philsar

         The automatic redemption date for the exchangeable shares is the earlier of:

-         May 30, 2005; and

- the date which is 150 days after a determination by Philsar that there are fewer than 150,000 exchangeable shares outstanding which are not held by Conexant or its subsidiaries.

         On that date, Philsar will redeem all of the then outstanding exchangeable shares by delivering to you, in accordance with the procedures described below, one share of our common stock for each exchangeable share you hold, plus a cash amount equal to any declared but unpaid dividends on each exchangeable share up to the redemption date. Philsar will, at least 120 days prior to a redemption date, provide all holders of exchangeable shares with written notice of the proposed redemption of the exchangeable shares. The redemption of the exchangeable shares by Philsar is subject to applicable law and to our call right described below.

         Philsar will deliver to you the exchangeable share consideration representing the redemption price for each such exchangeable share upon presentation and surrender of the following:

- a certificate or certificates representing the number of exchangeable shares to be redeemed;

- such documents and instruments as may be required from time to effect a transfer of exchangeable shares under the Canada Business Corporations Act and the by-laws of Philsar; and

- such additional documents and instruments as Philsar may reasonably require.

         We have a call right to purchase all but not less than all of the outstanding exchangeable shares on the proposed redemption date. If we elect to exercise this right, we must notify Philsar of our intention to exercise this right at least 60 days prior to the proposed redemption date. Philsar will notify you if we have decided to exercise our call right. If we do exercise this right, we will deliver to you on the redemption date, in accordance with the procedures described above, one share of our common stock for each exchangeable share you hold, plus a cash amount equal to all declared but unpaid dividends on each exchangeable share up to the redemption date.

Rights on the Liquidation or Insolvency of Philsar

         If Philsar liquidates, dissolves, or winds up its affairs or otherwise distributes its assets among its shareholders for the purposes of winding up its affairs, you will receive from Philsar a liquidation payment equal to one share of our common stock for each exchangeable share you hold, plus a cash amount equal to all declared but unpaid dividends on each exchangeable share up to the effective date of the liquidation. Philsar will make this liquidation payment to you, as a holder of exchangeable shares, before it makes any payments to any holder of a class of stock ranking junior to the exchangeable shares. The payment of this liquidation payment to you is subject to applicable law and the overriding liquidation call right of Conexant described below.

         In the event of a liquidation, dissolution or winding up of Philsar, we will have the overriding call right to purchase all but not less than all of the outstanding exchangeable shares. If we elect to exercise this right, we must notify Philsar of our intention to exercise the right at least 60 days prior to the proposed liquidation date in the case of a voluntary liquidation, dissolution or winding up of Philsar. In the case of an involuntary liquidation, dissolution or winding up of Philsar, we must notify Philsar of our intention to exercise this right at least five business days prior to the proposed liquidation date. Philsar will notify you whether or not we have decided to exercise our liquidation call right. If we exercise this right, we will deliver to you one share of our common stock for each exchangeable share you hold, plus a cash amount equal to all declared but unpaid dividends on each exchangeable share up to the effective date of the liquidation.

         If a Philsar insolvency event occurs, as a holder of exchangeable shares, you may instruct CIBC Mellon Trust Company, as trustee under the Voting and Exchange Trust Agreement, to exercise its optional exchange right on your behalf. This optional exchange right enables the trustee, on your behalf, to require us to purchase any or all of your exchangeable shares. To cause the trustee to exercise the exchange right, you must present to Philsar the following documents:

- a certificate or certificates, duly endorsed in blank, representing the number of exchangeable shares to be purchased;

- a duly completed form of notice of exercise of the exchange right contained on the reverse of or attached to the certificates, stating:
         (1) that you instruct the trustee to exercise the exchange right so as to require us to purchase from you the number of exchangeable shares specified therein; (2) that you have good title to and own all such exchangeable shares to be acquired by us free and clear of all liens, claims, encumbrances, security interests and adverse claims or interest; (3) the name in which the certificates representing our common stock issuable in connection with the exercise of the exchange right are to be issued; and (4) the names and addresses of the persons to whom the exchangeable share consideration should be delivered;

- payment (or evidence of payment satisfactory to the trustee, Philsar, and Conexant) of the taxes (if any) payable as contemplated by the Voting and Exchange Trust Agreement.

         The purchase price we will pay to you upon exercise of the trustee's optional exchange right is one share of our common stock for each exchangeable share purchased, plus a cash amount equal to all declared but unpaid dividends on each exchangeable share.

         The occurrence of any of the following will constitute a Philsar insolvency event:

- the institution by Philsar of any proceeding to be adjudicated a bankrupt or insolvent or to be dissolved or wound up, or the consent of Philsar to the institution of bankruptcy, insolvency, dissolution or winding up proceedings against it;

- the filing of a petition, answer or consent seeking the dissolution or winding up under any bankruptcy, insolvency or analogous laws, including, without limitation, the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada) and the failure by Philsar to contest in good faith the commencement of any of these proceedings within 15 days of becoming aware of it;

- Philsar's consent to the filing of any petition referenced above or to the appointment of a receiver;

- the making by Philsar of a general assignment for the benefit of creditors;

- the admission in writing by Philsar of its inability to pay its debts generally as they become due; or

- Philsar's not being permitted, pursuant to solvency requirements of applicable law, to redeem any exchangeable shares presented for redemption by a holder of exchangeable shares.

Liquidation of Conexant

         If a Conexant liquidation event (as described below) occurs, Conexant will automatically purchase all of your outstanding exchangeable shares immediately prior to the effective time of the Conexant liquidation event. The purchase price that we will pay for your exchangeable shares will be one share of our common stock for each exchangeable share you hold, plus a cash amount equal to all declared but unpaid dividends on each exchangeable share up to the effective date of the liquidation. This purchase of your exchangeable shares by us will enable you to participate on an equal basis with the holders of our common stock if a Conexant liquidation event occurs.

         As a holder of exchangeable shares, you will be notified by the trustee of a Conexant liquidation event within sixty days of a voluntary liquidation and, in the case of an involuntary liquidation, as soon as we become aware of an occurrence which constitutes a Conexant liquidation event. At your request, and upon the surrender of duly endorsed exchangeable share certificates, accompanied by such instruments of transfer as we may reasonably require, we will deliver to you the purchase price for the exchangeable shares you hold.

         The occurrence of any of the following will constitute a Conexant liquidation event:

- a determination by our board of directors to institute voluntary liquidation, dissolution or winding up proceedings or to effect any other distribution of our assets among our shareowners for the purpose of winding up our affairs; or

- any threatened or instituted claim, suit, petition or other proceedings with respect to our involuntary liquidation, dissolution or winding up or to effect any other distribution of our assets among our shareowners for the purpose of winding up our affairs.

Adjustments in the Number of Shares of Our Common Stock You Will Receive in Exchange For Your Exchangeable Shares

         The number of shares of our common stock into which each of your exchangeable shares is exchangeable will be adjusted to reflect any:

-        stock split of our common stock;

-        reverse stock split of our common stock;

- stock dividend on our common stock (including any dividend or distribution of securities convertible into our common stock);

- consolidation, merger, arrangement or amalgamation of Conexant with or into another entity;

-        reorganization of Conexant;

-        recapitalization or reclassification of our outstanding common stock;
         or

-        other similar change regarding our common stock.

Fractional Shares

         No fractional shares of our common stock will be issued upon exchange of exchangeable shares. Instead, you will be paid cash for any fractional portion of a share that you are entitled to, based on the then current market price of our common stock.

Withholding Taxes

         Your entitlement to receive common stock and a cash amount equal to any declared and unpaid dividends upon exchange for your exchangeable shares will be reduced to the extent necessary for Philsar or Conexant to pay applicable withholding taxes and other statutory obligations.

Warrants

         In connection with the acquisition of Philsar, warrants to purchase in the aggregate 1,218,400 common shares of Philsar were amended to become warrants to purchase in the aggregate 114,345 shares of our common stock. The amended warrants remain subject to the terms of the original issuance except that (1) each amended warrant is now exercisable for approximately 0.094 shares of our common stock for each Philsar common share originally subject to such warrant; and (2) the exercise price of the warrants has been adjusted in a manner which does not require the warrant holders to pay any additional aggregate exercise price.

         If you hold one of these amended warrants, you are entitled to purchase from us approximately 0.094 shares of our common stock for each Philsar common share originally subject to such warrant, at a pre-determined purchase price. Warrants may be exercised at any time or from time to time prior to 5:00 p.m. Ottawa, Ontario time on October 15, 2002, by presenting them to us, along with executed subscription documents and payment of the exercise price.

         No fractional shares of our common stock will be issued upon the exercise of warrants. Instead, you will be paid cash for any fractional portion of a share that you are entitled to, based on the then current market price of our common stock.

Convertible Debenture Options

         In connection with the acquisition of Philsar, options to purchase in the aggregate 49,614 common shares of Philsar issued in connection with the redemption of Philsar's $618,094 principal amount of convertible debentures due July 8, 2003, were amended to become options to purchase in the aggregate 4,656 shares of our common stock. The amended options remain subject to the terms of the original issuance except that (1) each amended option is now exercisable for approximately 0.094 shares of our common stock for each Philsar common share originally subject to such option; and (2) the exercise price of the options has been adjusted in a manner which does not require the option holders to pay any additional aggregate exercise price.

         If you hold one of these amended options, you will be entitled on the exercise of the amended option (and payment of the applicable exercise price per share) to purchase from us approximately 0.094 shares of our common stock for each Philsar common share originally subject to the option.

         No fractional shares of our common stock will be issued upon the exercise of options. Instead, you will be paid cash for any fractional portion of a share that you are entitled to, based on the then current market price of our common stock.

                                  LEGAL MATTERS

         The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Dennis E. O'Reilly, Senior Vice President, General Counsel and Secretary of Conexant.

                                     EXPERTS

         The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Conexant Systems, Inc. Annual Report on Form 10-K for the fiscal year ended September 30, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of Maker Communications, Inc. incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

                         HOW TO OBTAIN MORE INFORMATION

         In accordance with the Exchange Act, we file reports, proxy and information statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy and information statements and other information that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding registrants (including Conexant) that file electronically with the SEC (http://www.sec.gov). Our internet site is http://www.conexant.com.

         You also may inspect reports, proxy statements and other information about Conexant at the offices of The Nasdaq Stock Market, Inc. National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1500.

         We have filed with the SEC a registration statement on Form S-3 under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC's public reference room or internet site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

         The SEC's rules allow us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those filings. This information we incorporate by reference is considered a part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede this information. Any such information so modified or superseded will not constitute a part of this prospectus, except as so modified or superseded. We incorporate by reference the following documents and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of securities by this prospectus is completed:

- Our Annual Report on Form 10-K for the fiscal year ended September 30, 1999 (including the portions of our Proxy Statement for our 2000 Annual Meeting of Shareowners that are incorporated therein by reference);

-        Our Quarterly Report on Form 10-Q for the quarter ended December 31,
         1999;

-        Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

- Our Current Report on Form 8-K dated January 4, 2000, as amended by our Current Report on Form 8-K/A dated January 11, 2000;

-        Our Current Report on Form 8-K dated February 16, 2000;

-        Our Current Report on Form 8-K dated March 10, 2000;

-        Our Current Report on Form 8-K dated April 3, 2000;

-        Our Current Report on Form 8-K dated April 12, 2000;

-        Our Current Report on Form 8-K dated May 17, 2000;

-        Our Current Report on Form 8-K dated May 23, 2000; and

- The descriptions of our common stock and the preferred share purchase rights contained on pages 78 and 85-87 in our Registration Statement on Form 10, as amended (File Number 000-24923), dated December 1, 1998, as amended by Part II, Item 2 of our Quarterly Report on Form 10-Q for the quarter ended December 31, 1999.

         Upon written or oral request, we will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless the exhibits are specifically incorporated by reference into the documents). You may submit such a request for this material to Office of the Secretary, Conexant Systems, Inc., 4311 Jamboree Road, Newport Beach, California 92660-3095 (telephone number (949) 483-4600).

                           FORWARD-LOOKING STATEMENTS

         In addition to historical information, this prospectus contains statements relating to our future results. These statements include certain projections and business trends which are "forward looking" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date of this prospectus. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

         Our actual results may differ materially from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, those described under "Risk Factors" as well as those set forth below and those detailed from time to time in our filings with the SEC:

- global and market conditions, including, without limitation, the cyclical nature of the semiconductor industry and the markets related to our products and those of our customers;

-        demand for and market acceptance of new and existing products;

-        successful development of new products;

-        timing of new product introductions;

- successful integration of Maker Communications, Inc., as well as the successful integration of our other recent acquisitions, including Philsar;

-        availability and extent of use of manufacturing capacity;

-        pricing pressures and other competitive factors;

-        changes in product mix;

-       fluctuations in manufacturing yields;

-        product obsolescence;

- our ability to develop and implement new technologies and to obtain protection of the related intellectual property;

-       the successful implementation of our diversification strategy;

-       our labor relations and those of our customers and suppliers;

-       uncertainties of litigation; and

-       other risks and uncertainties.

                                ---------------

The Conexant logo is a trademark of Conexant Systems, Inc. Other brands, names and trademarks contained in this prospectus are the property of their respective owners.

===============================================================================


                             Conexant Systems, Inc.

                                  Common Stock

           (including the associated preferred share purchase rights)







                                 ---------------

                                   Prospectus

                                 ---------------








         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.

===============================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

                      -------------------------------------

Item 14.  Other Expenses of Issuance and Distribution.

         The following table sets forth the estimated costs and expenses, payable by the registrant in connection with the offering of the securities being registered.

                                                                                      Amount

Commission registration fee...........................................             $  27,992
*Printing ............................................................             $   5,000
*Accounting fees and expenses.........................................             $  10,000
*Legal fees and expenses..............................................             $  50,000
*Miscellaneous expenses...............................................             $   7,008
                                                                                     -------
                                    *Total............................              $100,000

-----------
* Estimated

Item 15.  Liability and Indemnification of Directors and Officers.

         The Delaware General Corporation Law permits Delaware corporations to eliminate or limit the monetary liability of directors for breach of their fiduciary duty of care, subject to certain limitations. Our restated certificate of incorporation provides that our directors are not liable to Conexant or its shareowners for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to Conexant or its shareowners, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for willful or negligent violation of the laws governing the payment of dividends or the purchase or redemption of stock or (4) for any transaction from which a director derived an improper personal benefit.

         The Delaware General Corporation Law provides for indemnification of directors, officers, employees and agents subject to certain limitations. Our by-laws and the appendix thereto provide for the indemnification of our directors, officers, employees and agents to the extent permitted by Delaware law. Our directors and officers are insured against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

Item 16.  Index to Exhibits.

4.a.1          Restated Certificate of Incorporation of Conexant, filed as
               Exhibit 4.1 to Conexant's Registration Statement on Form S-8 (Registration No. 333-68755) is incorporated herein by reference.

4.a.2 Amendment to Restated Certificate of Incorporation of Conexant, filed as Exhibit 4.a.2 to Conexant's Registration Statement on Form S-3 (Registration No. 333-30596).

4.b Amended By-Laws of Conexant, filed as Exhibit 4.2 to Conexant's Registration Statement on Form S-8 (Registration No. 333-68755), are incorporated herein by reference.

4.c Specimen certificate for Common Stock, par value $1 per share, filed as Exhibit 4.3 to Conexant's Registration Statement on Form 10 (File No. 000-24923), is incorporated herein by reference.

4.d.1 Rights Agreement, dated as of November 30, 1998, by and between Conexant and ChaseMellon Shareholder Services, L.L.C. as rights agent, filed as Exhibit 4.4 to Conexant's Registration Statement on Form S-8 (Registration No. 333-68755), is incorporated herein by reference.


4.d.2 First Amendment to Rights Agreement, dated as of December 9, 1999, filed as Exhibit 4.1 to Conexant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, is incorporated herein by reference.

4.e Reorganization Agreement, dated as of April 11, 2000, by and between Conexant, Philsar Semiconductor Inc., and the Shareholders named in Schedule A thereto.

5 Opinion of Dennis E. O'Reilly, Esq., Senior Vice President, General Counsel and Secretary of Conexant.

23.a           Consent of Deloitte & Touche LLP, independent auditors.

23.b           Consent of Arthur Andersen LLP, independent public accountants.

23.c Consent of Dennis E. O'Reilly, Esq., contained in his opinion filed as Exhibit 5 to this Registration Statement.

23.d           Consent of Chadbourne & Parke LLP.

23.e           Consent of McCarthy Tetrault.

24 Power of Attorney authorizing certain persons to sign this Registration Statement on behalf of certain directors and officers of Conexant.

99.a Provisions Attaching to Exchangeable Shares contained in the articles of incorporation of Philsar Semiconductor Inc.

99.b Support Agreement dated as of May 30, 2000 between Conexant and Philsar Semiconductor Inc.

99.c Voting and Exchange Trust Agreement dated as of May 30, 2000 by and between Conexant, Philsar Semiconductor Inc. and CIBC Mellon Trust Company, a Canadian trust company.

Item 17.  Undertakings.

A.       The Company hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                             (i)    To include any prospectus required by
                  Section 10(a)(3) of the Securities Act;

                            (ii) To reflect in the prospectus any facts or
                  events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (4) That, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to
         Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described above, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on the 8th day of June, 2000.

                               CONEXANT SYSTEMS, INC.

                               By    /s/ Dwight W. Decker
                                    ---------------------------------------
                                    (Dwight W. Decker, Chairman and
                                         Chief Executive Officer)

            Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on the 8th day of June, 2000 by the following persons in the capacities indicated:

                      Signature                                                    Title

                  DWIGHT W. DECKER*                     Chairman of the Board and Chief Executive Officer (principal executive officer) and Director

                  DONALD R. BEALL*                                                Director

                  F. CRAIG FARRILL*                                               Director

                   JERRE L. STEAD*                                                Director

                BALAKRISHNAN S. IYER*                   Senior Vice President and Chief Financial Officer (principal financial officer)

                 STEVEN M. THOMSON*                                    Vice President and Controller
                                                                       (principal accounting officer)

*By   /s/ Dennis E. O'Reilly
   -----------------------------------------------
     (Dennis E. O'Reilly, Attorney-in-fact)**

** By authority of the power of attorney filed as Exhibit 24 to this Registration Statement.


                                  EXHIBIT INDEX
                                  ------------                                                         Page
                                                                                                      Number
                                                                                                      ------
4.a.1          Restated Certificate of Incorporation of Conexant, filed as Exhibit 4.1 to
               Conexant's Registration Statement on Form S-8 (Registration No. 333-68755) is
               incorporated herein by reference.

4.a.2          Amendment to Restated Certificate of Incorporation of Conexant, filed as
               Exhibit 4.a.2 to Conexant's Registration Statement on Form S-3 (Registration
               No. 333-30596), is incorporated herein by reference.

4.b            Amended By-Laws of Conexant, filed as Exhibit 4.2 to Conexant's
               Registration Statement on Form S-8 (Registration No. 333-68755), is incorporated herein by reference.

4.c Specimen certificate for Common Stock, par value $1 per share, filed as Exhibit 4.3 to Conexant's Registration Statement on Form
               10 (File No. 000-24923), is incorporated herein by reference.

4.d.1 Rights Agreement, dated as of November 30, 1998, by and between Conexant and ChaseMellon Shareholder Services, L.L.C. as rights agent, filed as Exhibit 4.4 to Conexant's Registration Statement on Form S-8 (Registration No. 333-68755), is incorporated herein by reference.

4.d.2          First Amendment to Rights Agreement, dated as of December 9,
               1999, filed as Exhibit 4.1 to Conexant's Quarterly Report on Form
               10-Q for the quarter ended December 31, 1999, is incorporated herein by reference.

4.e Reorganization Agreement, dated as of April 11, 2000, by and between Conexant, Philsar Semiconductor Inc., and the
               Shareholders named in Schedule A thereto.

5              Opinion of Dennis E. O'Reilly, Esq., Senior Vice President, General Counsel
               and Secretary of Conexant.

23.a           Consent of Deloitte & Touche LLP, independent auditors.

23.b           Consent of Arthur Andersen LLP, independent public accountants.

23.c           Consent of Dennis E. O'Reilly, Esq., contained in his opinion filed as
               Exhibit 5 to this Registration Statement.


23.d           Consent of Chadbourne & Parke LLP.

23.e           Consent of McCarthy Tetrault.

24 Power of Attorney authorizing certain persons to sign this Registration Statement on behalf of certain directors and officers of Conexant.

99.a Provisions Attaching to Exchangeable Shares contained in the articles of incorporation of Philsar Semiconductor Inc.

99.b           Support Agreement dated as of May 30, 2000 between Conexant and Philsar
               Semiconductor Inc.

99.c Voting and Exchange Trust Agreement dated as of May 30, 2000 by and between Conexant, Philsar Semiconductor Inc. and CIBC Mellon Trust Company, a Canadian trust company.

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